EXHIBIT 99.1

EXECUTION VERSION

MINEFINDERS CORPORATION LTD.

as Issuer

AND

THE BANK OF NEW YORK MELLON

as Trustee

____________________

Indenture

Dated as of November 3, 2010

___________________

4.50% Convertible Senior Notes due 2015

TABLE OF CONTENTS

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

ARTICLE 2
SECURITY FORMS

ARTICLE 3
THE SECURITIES

Section 3.12	Defaulted Interest	38
Section 3.13	CUSIP Numbers	39
Section 3.14	Ranking	39
Section 3.15	Sinking Fund	39

ARTICLE 4
SATISFACTION AND DISCHARGE

Section 4.1	Satisfaction And Discharge Of Indenture.	40
Section 4.2	Application Of Trust Money	40

ARTICLE 5
REMEDIES

ARTICLE 6
THE TRUSTEE

ARTICLE 7
REPORTS BY TRUSTEE

Section 7.1	Preservation Of Information; Communications To Holders	56
Section 7.2	Reports By Trustee	56

ARTICLE 8
CONSOLIDATION, MERGER, CONVEY, TRANSFER OR LEASE

Section 8.1	Company May Consolidate, Etc., Only On Certain Terms	57
Section 8.2	Successor Substituted	58

ARTICLE 9
SUPPLEMENTAL INDENTURES

ARTICLE 10
COVENANTS

ARTICLE 11
REDEMPTION

ARTICLE 12
OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

ARTICLE 13
CONVERSION

INDENTURE, dated as of November 3, 2010, between MINEFINDERS CORPORATION LTD., a corporation duly organized and existing under the laws of the Province of Ontario, as Issuer (herein called the "Company"), having its principal office at 2288-1177 West Hastings Street, Vancouver, B.C. V6E 2K3 (Facsimile No. (604) 687-6267), and THE BANK OF NEW YORK MELLON, a New York banking corporation, as Trustee (herein called the "Trustee").

RECITALS OF THE COMPANY

The Company has duly authorized the creation of an issue of 4.50% Convertible Senior Notes due 2015 (each a "Security" and collectively, the "Securities") of substantially the tenor and amount hereinafter set forth, and to provide therefor the Company has duly authorized the execution and delivery of this Indenture.

All things necessary to make the Securities, when executed by the Company and authenticated and delivered hereunder and duly issued by the Company, the valid and binding obligations of the Company, and to make this Indenture a valid and binding agreement of the Company, in accordance with the terms of the Securities and the Indenture, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchases of the Securities by the Holders thereof, it is mutually agreed, for the benefit of the Company and the equal and proportionate benefit of all Holders of the Securities, as follows:

ARTICLE 1
DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 1.1     Definitions

For all purposes of this Indenture, except as otherwise expressly provided or unless the context otherwise requires:

(a)	the terms defined in this Article 1 have the meanings assigned to them in this Article 1 and include the plural as well as the singular;

(b)	all other terms used herein that are defined in the Trust Indenture Act, either directly or by reference therein, have the meanings assigned to them therein;

(c)	all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP; and

(d)	unless otherwise noted, references to "U.S. Dollars" or "$" shall mean the currency of the United States of America;

(e)	the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.

"Act," when used with respect to any Holder, has the meaning specified in Section 1.4.

"Additional Amounts" has the meaning specified in Section 10.10.

"Additional Securities" means additional Securities which may be issued after the Issue Date pursuant to this Indenture (other than in exchange for or in replacement of Outstanding Securities).  All references herein to "Securities" shall be deemed to include Additional Securities.

"Additional Shares" has the meaning specified in Section 13.5.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Agent Members" has the meaning specified in Section 3.9.

"Board of Directors" means, with respect to any Person, either the board of directors of such Person or any duly authorized committee of that board.

"Board Resolution" means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in the City of New York or in the City of Toronto are authorized or obligated by law, or executive order or governmental decree to be closed.

"Canadian Legend" has the meaning specified in Section 2.5.

"Canadian Person" means any person in Canada or resident in Canada, including any natural person resident in Canada, any partnership or corporation organized or incorporated under the federal laws of Canada or the laws of any province or territory of Canada, any estate of which any executor or administrator is a Canadian person, any trust of which the trustee making the investment decision is a Canadian person, any agency or branch of a foreign entity located in Canada and any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in Canada.

"Canadian Securities Laws" means the securities laws, rules, regulations and written policy statements of any province or territory of Canada, as the same may be amended from time to time.

"Canadian Taxes" has the meaning specified in Section 10.10

"Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, including, without limitation, with respect to partnerships, partnership interests (whether general or limited) and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership.

"Closing Sale Price" of a Common Share on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the Common Shares are traded or, if the Common Shares are not traded on a United States national securities exchange, as reported by the Toronto Stock Exchange, such price to be converted into U.S. dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date.

"Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or, if at any time after the execution of this instrument such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties at such time.

"Common Equity" of any Person means capital stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or (2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

"Common Shares" means the common shares, no par value, of the Company as it exists on the date of this Indenture or any other shares of Capital Stock of the Company into which the common shares shall be reclassified or changed or, in the event of a merger, consolidation or other similar transaction involving the Company that is otherwise permitted hereunder in which the Company is not the surviving corporation, the common stock, common equity interests, ordinary shares or depositary shares or other certificates representing common equity interests of such surviving corporation or its direct or indirect parent corporation.

"Company" means the Person named as the "Company" in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Company" shall mean such successor Person.

"Company Request" or "Company Order" means a written request or order signed in the name of the Company by (i) its Chairman of the Board, its Vice Chairman of the Board, its Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer or any Vice President, and by its Treasurer, an Assistant Treasurer, its Secretary or an Assistant Secretary or (ii) by an authorized signatory (by virtue of a power of attorney or other similar instrument), and delivered to the Trustee.

"Continuing Director" means, at any date, a member of the Company's Board of Directors (i) who was a member of such board on November 3, 2010 or (ii) who was nominated or elected by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Company's Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or such lesser number comprising a majority of a nominating committee comprised of independent directors if authority for such nominations or elections has been delegated to a nominating committee whose authority and composition have been approved by at least a majority of the directors who were Continuing Directors at the time such committee was formed.  (Under this definition, if the Board of Directors of the Company as of the date of this Indenture were to approve a new director or directors and then resign, no Fundamental Change  would occur even though the current Board of Directors would thereafter cease to be in office).

"Conversion Agent" means the Trustee or such other office or agency designated by the Company where Securities may be presented for conversion.

"Conversion Date" has the meaning specified in Section 13.2.

"Conversion Notice" has the meaning specified in Section 13.2.

"Conversion Price" means, at any time, $1,000 divided by the Conversion Rate in effect at such time, rounded to three decimal places (rounded up if the fourth decimal place thereof is 5 or more and otherwise rounded down).

"Conversion Rate" has the meaning specified in the Securities.

"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be administered, which office at the date of the execution of this Indenture is located at 101 Barclay Street, New York, NY 10286, 4E, Attention: Corporate Trust Division – Global Finance Americas Unit, or such other address as the Trustee may designate from time to time by notice to the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company).

"corporation" means a corporation, association, company, joint-stock company or business trust.

"Current Market Price" has the meaning specified in Section 13.4.

"Daily VWAP" means the per share volume-weighted average price as displayed under the heading "Bloomberg VWAP" on Bloomberg page "MFN <equity> VAP" in respect of the period from 9:30 am to 4:00 pm (New York City time) on such Trading Day (or if such volume-weighted average price is unavailable, the market value of one Common Share on such Trading Day on the Toronto Stock Exchange (such price to be converted into Canadian dollars based on the Bank of Canada noon exchange rate as reported for conversion into U.S. dollars on such date) or otherwise as the Company's board of directors determines in good faith using a volume-weighted method); provided that after the consummation of a Fundamental Change in which the consideration is comprised entirely of cash, "Daily VWAP" means the cash price per Common Share received by Holders of the Company's Common Shares in such Fundamental Change.

"Default" means any event that is or with the passage of time or the giving of notice or both would become an Event of Default.

"Defaulted Interest" has the meaning specified in Section 3.12.

"Depositary" means The Depository Trust Company until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depositary" shall mean such successor Depositary.

"Effective Date" has the meaning specified in Section 13.5.

"Event of Default" has the meaning specified in Section 5.1.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Excluded Holder" has the meaning specified in Section 10.10.

"Excluded Taxes" has the meaning specified in Section 10.10.

"Ex-Dividend Date" means, with respect to any distribution on Common Shares, the first Trading Day on which the Common Shares trade in the regular way on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such distribution.

"fair market value" has the meaning specified in Section 13.4

"Fundamental Change" has the meaning specified in Section 12.1.

"Fundamental Change Notice" has the meaning specified in Section 12.1.

"Fundamental Change Purchase Notice" has the meaning specified in Section 12.1.

"Fundamental Change Purchase Offer" has the meaning specified in Section 12.1.

"Fundamental Change Purchase Price" has the meaning specified in Section 12.1.

"GAAP" means generally accepted accounting principles in Canada, as in effect from time to time.

"Global Security" means a Security in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

"Holder" or "Securityholder" means a Person in whose name a Security is registered in the Security Register.

"Indenture" means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof, including, for all purposes of this instrument and any such supplemental indenture, the provisions of the Trust Indenture Act that are deemed to be a part of and govern this instrument and any such supplemental indenture, respectively.

"Ineligible Consideration " has the meaning specified in Section 13.1.

"Interest Payment Date" means each June 15 and December 15 of each year.

"Issue Date" means the date the Securities are originally executed and authenticated as set forth in the Security under this Indenture.

"Judgment Currency" has the meaning specified in Section 1.19.

"Legal Holiday" means a Saturday, a Sunday or a day on which commercial banking institutions in the City of New York or the City of Toronto are authorized or obligated by law, regulation or executive order to remain closed.  If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest will accrue on such payment for the intervening period.

"Majority Owned" means having "beneficial ownership" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of the respective entity's Common Equity.  "Majority Owner" has the correlative meaning.

"Market Disruption Event" means (1) a failure by the primary United States national securities exchange in which the Common Shares are listed (or the Toronto Stock Exchange if the Common Shares are not then listed on a United States national securities exchange) or admitted to trading to open during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m. on any Trading Day for the Common Shares for an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Shares or in any options, contracts or future contracts relating to the Common Shares.

"Maturity", when used with respect to any Security, means the date on which the Principal Amount, Redemption Price or Fundamental Change Purchase Price of such Security becomes due and payable as therein or herein provided, whether at the Stated Maturity, Redemption Date or Fundamental Change Purchase Date, or by declaration of acceleration or otherwise.

"Measurement Period" has the meaning specified in Section 13.1.

"non-electing share" has the meaning specified in Section 13.6.

"Non-U.S. Person" means a Person who is not a U.S. person, as defined in Regulation S.

"Notice of Default" has the meaning specified in Section 5.1.

"Notice of Election" has the meaning specified in Section 11.1.

"Offering" means the offering of the Securities by the Company.

"Officers' Certificate" means a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or any Vice President, and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary, of the Company, and delivered to the Trustee.  One of the officers signing an Officers' Certificate given pursuant to Section 10.4 shall be the principal executive, financial or accounting officer of the Company.

"Opinion of Counsel" means a written opinion of counsel, who may be external or in-house counsel for the Company.

"Outstanding," when used with respect to Securities, means, as of the date of determination, all Securities theretofore authenticated and delivered under this Indenture, except:

(i)	Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)
Securities, or portions thereof, for whose payment in the necessary amount has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Securities; and

(iii)
Securities which have been paid or in exchange for or in lieu of which other Securities have been authenticated and delivered pursuant to this Indenture, other than any such Securities in respect of which there shall have been presented to the Trustee proof satisfactory to the Trustee that such Securities are held by a protected purchaser in whose hands such Securities are valid obligations of the Company;

provided, however, that, in determining whether the Holders of the requisite Principal Amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, Securities owned by the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only Securities which a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded.  Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any other obligor upon the Securities or any Affiliate of the Company or of such other obligor.

"Paying Agent" means any Person authorized by the Company to pay the principal of, and interest (including Additional Amounts, if any), Redemption Price or Fundamental Change Purchase Price of any Securities on behalf of the Company.  The Trustee shall initially be the Paying Agent.

"Person" means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Physical Securities" means permanent certificated Securities in registered form issued in denomination of $1,000 Principal Amount and integral multiples thereof.

"Prescribed Security" has the meaning specified in Section 13.1.

"Principal Amount" of a Security means the principal amount as set forth on the face of the Security.

"Qualified Institutional Buyer" or "QIB" means "qualified institutional buyer" as defined in Rule 144A.

"Rate(s) of Exchange" has the meaning specified in Section 1.19.

"Record Date" has the meaning specified in Section 13.4.

"Redemption Date" means, when used with respect to any Security to be redeemed, the date fixed for redemption pursuant to this Indenture.

"Redemption Price" has the meaning set forth in Section 11.1.

"Reference Property" has the meaning set forth in Section 13.1.

"Regular Record Date" for the payment of interest on the Securities (including Additional Amounts, if any), means June 1 (whether or not a Business Day) next preceding an interest payment date on June 15 and December 1 (whether or not a Business Day) next preceding an interest payment date on December 15.

"Regulation S" means Regulation S under the Securities Act.

"Required Currency" has the meaning set forth in Section 1.19.

"Responsible Officer" means, with respect to the Trustee, any officer assigned to the Corporate Trust Division – Global Finance Americas Unit (or any successor division or unit) of the Trustee located at the Corporate Trust Office of the Trustee, who shall have direct responsibility for the administration of this Indenture, and for the purposes of Section 6.1(f)(ii) and the second sentence of Section 6.2 shall also include any other officer of the Trustee to whom any particular matter is referred because of such officer’s knowledge of and familiarity with the particular subject.

"Rule 144" means Rule 144 under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

"Rule 144A" means Rule 144A under the Securities Act (including any successor rule thereto), as the same may be amended from time to time.

"Rule 144A Information" has the meaning specified in Section 2.3.

"Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

"Security" or "Securities" have the respective meanings specified in the first paragraph of the Recitals of the Company.

"Security Register" has the meaning specified in Section 3.6.

"Security Registrar" has the meaning specified in Section 3.6.

"Share Price" has the meaning specified in Section 13.5.

"Special Interest Payment Date" has the meaning specified in Section 3.12.

"Special Record Date" has the meaning specified in Section 3.12.

"Spin-Off" has the meaning specified in Section 13.4.

"Stated Maturity" when used with respect to any Security, means December 15, 2015.

"Stock Transfer Agent" means Computershare Investor Services Inc. or such other Person designated by the Company as the transfer agent for the Common Shares.

"Subsidiary" means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries.  For the purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

"Successor Company" has the meaning specified in Section 8.1.

"Trading Day" means a day during which (i) trading in the Common Shares generally occurs, (ii) there is no Market Disruption Event and (iii) a Closing Sale Price for the Common Shares may be obtained for that day.

"Tax Act" means the Income Tax Act (Canada) and any reference thereto includes a reference to an equivalent provision of a Canadian, provincial or territorial income tax statute.

"Trigger Event" has the meaning specified in Section 13.4(b).

"Trust Indenture Act" means the Trust Indenture Act of 1939 as in force at the date as of which this instrument was executed; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "Trust Indenture Act" means, to the extent required by any such amendment, the Trust Indenture Act of 1939 as so amended.

"Trustee" means the Person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean such successor Trustee.

"Vice President" when used with respect to the Company or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title "vice president".

Section 1.2     Compliance Certificates And Opinions

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee:

(A)   an Officers’ Certificate stating that all conditions precedent, if any, provided for in this Indenture (including any covenants compliance with which constitutes a condition precedent) relating to the proposed action have been complied with; and

(B)   an Opinion of Counsel stating that all conditions precedent, if any, provided for in this Indenture (including any covenants compliance with which constitutes a condition precedent) have been complied with.

Each such certificate or opinion shall be given in the form of an Officers' Certificate, if to be given by an officer of the Company, or an Opinion of Counsel, if to be given by counsel, and shall comply with the requirements of the Trust Indenture Act and any other requirement set forth in this Indenture.

Every certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a)	a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)
a statement that, in the opinion of each such individual, such individual has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)	a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

Section 1.3     Form Of Documents Delivered To Trustee

In any case where several matters are required to be certified by, or covered by an opinion of, any specified Person, it is not necessary that all such matters be certified by, or covered by the opinion of, only one such Person, or that they be so certified or covered by only one document, but one such Person may certify or give an opinion with respect to some matters and one or more other such Persons as to other matters, and any such Person may certify or give an opinion as to such matters in one or several documents.

Any certificate or opinion of an officer of the Company may be based, insofar as it relates to legal matters, upon a certificate or opinion of, or representations by, counsel, unless such officer knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to the matters upon which his certificate or opinion is based are erroneous.  Any such certificate or Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company stating that the information with respect to such factual matters is in the possession of the Company, unless such counsel knows, or in the exercise of reasonable care should know, that the certificate or opinion or representations with respect to such matters are erroneous.

Where any Person is required to make, give or execute two or more applications, requests, consents, certificates, statements, opinions or other instruments under this Indenture, they may, but need not, be consolidated and form one instrument.

Section 1.4     Acts Of Holders; Record Dates

(a)
Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee and, where it is hereby expressly required, to the Company.  Such instrument or instruments (and the action embodied therein and evidenced thereby) are herein sometimes referred to as the "Act" of the Holders signing such instrument or instruments.  Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Section 6.1) conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

(b)
The fact and date of the execution by any Person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by a certificate of a notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof.  Where such execution is by a signer acting in a capacity other than his individual capacity, such certificate or affidavit shall also constitute sufficient proof of his authority.  The fact and date of the execution of any such instrument or writing, or the authority of the Person executing the same, may also be proved in any other manner which the Trustee reasonably deems sufficient.

(c)
The Company may, in the circumstances permitted by the Trust Indenture Act, fix any day as the record date for the purpose of determining the Holders entitled to give or take any request, demand, authorization, direction, notice, consent, waiver or other action, or to vote on any action, authorized or permitted to be given or taken by Holders.  If not set by the Company prior to the first solicitation of a Holder made by any Person in respect of any such action, or, in the case of any such vote, prior to such vote, the record date for any such action or vote shall be the 30th day (or, if later, the date of the most recent list of Holders required to be provided pursuant to Section 10.8) prior to such first solicitation or vote, as the case may be.  With regard to any record date, only the Holders on such date (or their duly designated proxies) shall be entitled to give or take, or vote on, the relevant action.

(d)	The ownership of Securities shall be proved by the Security Register.

(e)
Any request, demand, authorization, direction, notice, consent, waiver or other Act of the Holder of any Security shall bind every future Holder of the same Security and the Holder of every Security issued upon the registration of transfer thereof or in exchange therefor or in lieu thereof in respect of anything done, omitted or suffered to be done by the Trustee or the Company in reliance thereon, whether or not notation of such action is made upon such Security.

Section 1.5     Notices, Etc., To Trustee And Company

Any request, demand, authorization, direction, notice, consent, waiver or Act of Holders or other document provided or permitted by this Indenture to be made upon, given or furnished to, or filed with:

(a)
the Trustee by any Holder or by the Company shall be sufficient for every purpose hereunder if made, given, furnished or filed in writing (which may be via facsimile) to or with the Trustee at its Corporate Trust Office; or

(b)
the Company by the Trustee or by any Holder shall be sufficient for every purpose hereunder (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to the Company addressed to it at the address of its principal office specified in the first paragraph of this instrument or at any other address previously furnished in writing to the Trustee by the Company, Attention:  General Counsel.

The Trustee shall have the right, but shall not be required, to rely upon and comply with instructions and directions sent by e-mail, facsimile and other similar unsecured electronic methods by persons believed by the Trustee to be authorized to give instructions and directions on behalf of the Company.  The Trustee shall have no duty or obligation to verify or confirm that the person who sent such instructions or directions is, in fact, a person authorized to give instructions or directions on behalf of the Company; and the Trustee shall have no liability for any losses, liabilities, costs or expenses incurred or sustained by the Company as a result of such reliance upon or compliance with such instructions or directions.  The Company agrees to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties.

Section 1.6     Notice To Holders; Waiver

Where this Indenture provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at such Holder's address as it appears in the Security Register, not later than the latest date (if any), and not earlier than the earliest date (if any), prescribed for the giving of such notice.  In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.  Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.  Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice by mail, then such notification as shall be made with the approval of the Trustee shall constitute a sufficient notification for every purpose hereunder.

Section 1.7     Conflict With Trust Indenture Act

If any provision hereof limits, qualifies or conflicts with a provision of the Trust Indenture Act that is required under such Act to be a part of and govern this Indenture, the latter provision shall control.  If any provision of this Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the latter provision shall be deemed to apply to this Indenture as so modified or to be excluded, as the case may be.

Section 1.8     Effect Of Headings And Table Of Contents

The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

Section 1.9     Successors And Assigns

All covenants and agreements in this Indenture by the Company shall bind its successors and assigns, whether so expressed or not.

Section 1.10    Separability Clause

In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 1.11    Benefits Of Indenture

Nothing in this Indenture or in the Securities, express or implied, shall give to any Person, other than the parties hereto and their respective successors hereunder and the Holders of Securities, any benefit or any legal or equitable right, remedy or claim under this Indenture.

Section 1.12    Governing Law

This Indenture and the Securities shall be governed by and construed in accordance with the laws of the State of New York.

Section 1.13    Legal Holiday

If any specified date (including a date for giving notice) is a Legal Holiday, the action shall be taken on the next succeeding day that is not a Legal Holiday, and, if the action to be taken on such date is a payment in respect of the Securities, no interest, if any, shall accrue for the intervening period.

Section 1.14    No Recourse Against Others

No director, officer, employee, stockholder or Affiliate, as such, of the Company from time to time shall have any liability for any obligations of the Company under the Securities or this Indenture.  Each Holder by accepting a Security waives and releases all such liability.

This waiver and release are part of the consideration for the Securities.  Each of such directors, officers, employers, shareholders and Affiliates of the Company is a third party beneficiary of this Section 1.14.

Section 1.15    Force Majeure

In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, any provision of any law or regulation or any act of governmental authority, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, sabotage, epidemics, riots, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

Section 1.16    Counterparts

This instrument may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

Section 1.17    Waiver of Jury Trial

EACH OF THE COMPANY AND THE TRUSTEE, AND EACH HOLDER OF A SECURITY BY ITS ACCEPTANCE THEREOF, HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUR OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 1.18    Consent to Service of Process

The Company irrevocably submits to the nonexclusive jurisdiction of any New York State or Federal court sitting in the Borough of Manhattan, The City of New York over any suit, action or proceeding arising out of or relating to this Indenture or any Security.  The Company irrevocably waives, to the fullest extent permitted by law, any objection which it may have to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in any inconvenient forum.  The Company agrees that final judgment in any such suit, action or proceeding brought in such a court shall be conclusive and binding upon the Company and may be enforced in the courts of Canada (or any other courts to the jurisdiction of which the Company is subject) by a suit upon such judgment, provided that service of process is effected upon the Company in the manner specified in the following paragraph or as otherwise permitted by law; provided, however, that the Company does not waive, and the foregoing provisions of this sentence shall not constitute or be deemed to constitute a waiver of, (i) any right to appeal any such judgment, to seek any stay or otherwise to seek reconsideration or review of any such judgment or (ii) any stay of execution or levy pending an appeal from, or a suit, action or proceeding for reconsideration or review of, any such judgment.

As long as any of the Securities remain outstanding, the Company will at all times have an authorized agent in the Borough of Manhattan, The City of New York upon whom process may be served in any legal action or proceeding arising out of or relating to the Indenture or any Security.  Service of process upon such agent and written notice of such service mailed or delivered to the Company shall to the extent permitted by law be deemed in every respect effective service of process upon the Company in any such legal action or proceeding.  The Company hereby appoints CT Corporation as its agent for such purpose, and covenants and agrees that service of process in any such legal action or proceeding may be made upon it at the office of such agent at 1133 Avenue of the Americas, 31st Floor, New York, NY, 10036 (or at such other address in the Borough of Manhattan, The City of New York, as the Company may designate by written notice to the Trustee).

The Company hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent together with the mailing of a copy thereof by registered or certified mail, postage prepaid, return receipt requested, to the address of the Company set forth in the first paragraph of this instrument or to any other address of which the Company shall have given written notice to the Trustee.  The Company irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service (i) shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Company.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

Section 1.19    Conversion of Currency

(a)	The Company covenants and agrees that the following provisions shall apply to conversion of currency in the case of the Securities and this Indenture:

(i)
If for the purposes of obtaining judgment in, or enforcing the judgment of, any court in any country, it becomes necessary to convert into any other currency (the "Judgment Currency") an amount due or contingently due under the Securities and this Indenture (the "Required Currency"), then the conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which a final judgment which is not appealable or is not appealed is given or the order of enforcement is made, as the case may be (unless a court shall otherwise determine).

(ii)
If there is a change in the rate of exchange prevailing between the Business Day before the day on which the judgment referred to in (i) above is given or an order of enforcement is made, as the case may be (or such other date as a court shall determine), and the date of receipt of the amount due, the Company shall pay such additional (or, as the case may be, such lesser) amount, if any, as may be necessary so that the amount paid in the Judgment Currency when converted at the rate of exchange prevailing on the date of receipt will produce the amount in the Required Currency originally due.

(b)
In the event of the winding-up of the Company at any time while any amount or damages owing under the Securities and this Indenture, or any judgment or order rendered in respect thereof, shall remain outstanding, the Company shall indemnify and hold the Holders of Securities and the Trustee harmless against any deficiency arising or resulting from any variation in rates of exchange between (1) the date as of which the equivalent of the amount in the Required Currency (other than under this Section 1.19(b), is calculated for the purposes of such winding-up and (2) the final date for the filing of proofs of claim in such winding-up.  For the purpose of this Section 1.19(b) the final date for the filing of proofs of claim in the winding-up of the Company shall be the date fixed by the liquidator or otherwise in accordance with the relevant provisions of applicable law as being the latest practicable date as at which liabilities of the Company may be ascertained for such winding-up prior to payment by the liquidator or otherwise in respect thereto.

(c)
The obligations contained in Section 1.19(a)(ii) and (b) of this Section shall constitute separate and independent obligations of the Company from its other obligations under the Securities and this Indenture, shall give rise to separate and independent causes of action against the Company, shall apply irrespective of any waiver or extension granted by any Holder or Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order or the filing of any proof of claim in the winding-up of the Company for a liquidated sum in respect of amounts due hereunder (other than under Section 1.19(b) above) or under any such judgment or order.  Any such deficiency as aforesaid shall be deemed to constitute a loss suffered by the Holders or the Trustee, as the case may be, and no proof or evidence of any actual loss shall be required by the Company or the applicable liquidator.  In the case of Subsection (b) above, the amount of such deficiency shall not be deemed to be reduced by any variation in rates of exchange occurring between the said final date and the date of any liquidating distribution.

(d)
The term "Rate(s) of Exchange" shall mean the Bank of Canada noon rate for purchases on the relevant date of the Required Currency with the Judgment Currency, as reported by Telerate on screen 3194 (or such other means of reporting the Bank of Canada noon rate as may be agreed upon by each of the parties to this Indenture) and includes any premiums and costs of exchange payable.

ARTICLE 2
SECURITY FORMS

Section 2.1     Forms Generally

The Securities and the Trustee's certificates of authentication shall be in substantially the forms set forth in this Article 2, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture, and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon as may be required to comply with the rules of any securities exchange or Depositary therefor, the Internal Revenue Code of 1986, as amended, and regulations thereunder, and the Tax Act, or as may, consistently herewith, be determined by the officers executing such Securities, as evidenced by their execution thereof.

The Securities shall be initially issued in the form of permanent Global Securities in registered form in substantially the form set forth in this Article 2.  The aggregate Principal Amount of the Global Securities may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, as hereinafter provided.

Section 2.2     Form Of Face Of Security

[INCLUDE IF SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC"), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[CANADIAN LEGEND - INCLUDE IF SECURITY IS ISSUED BEFORE March 4, 2011 - Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is four months and a day after the distribution date].]

MINEFINDERS CORPORATION LTD.

4.50% Convertible Senior Notes due 2015

No. 2010 – [●]	CUSIP NO. 602900 AC 6 ISIN US602900AC67	U.S. $[●]

Minefinders Corporation Ltd., a corporation duly organized and validly existing under the laws of the Province of Ontario (herein called the "Company", which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to Cede & Co., or registered assigns, the principal sum of [●] United States Dollars ($●) [INCLUDE IF SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on December 15, 2015.  Payment of the principal of this Security shall be made by check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is [        ,        ].

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation of the Company to make an offer to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

MINEFINDERS CORPORATION LTD.
By:
Authorized Signatory

Section 2.3     Form Of Reverse Of Security

This Security is one of a duly authorized issue of Securities of the Company, designated as its 4.50% Convertible Senior Notes due 2015 (herein called the "Securities"), all issued or to be issued under and pursuant to an Indenture dated as of November 3, 2010 (herein called the "Indenture"), between the Company and The Bank of New York Mellon (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the Holders of the Securities.  Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Securities is unsecured and unsubordinated indebtedness of the Company and ranks equally with the Company's other unsecured and unsubordinated indebtedness.

Interest. The Company, promises to pay interest on the principal amount of this Security at the rate of 4.50% per annum.  The Company will pay interest semiannually on June 15 and December 15 of each year commencing on June 15, 2011.

Interest will be paid to the person in whose name a Security is registered at the close of business on or, as the case may be, immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest on this Security on the corresponding interest payment date. The Holder of this Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this Security at any time after the close of business on such Regular Record Date. If this Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by payment of an amount equal to the interest that the Holder is to receive on the Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a

Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest existing at the time of conversion of such Security. Except where this Security is surrendered for conversion and must be accompanied by payment as described above, no interest thereon will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article 13 of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal of or interest on any Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Securities represented by a Global Security (including principal and interest) will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company.  The Company will pay principal of Definitive Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest on Definitive Securities will be payable (i) to Holders having an aggregate principal amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate principal amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Registrar not later than the relevant Record Date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Registrar to the contrary.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 10.10 of the Indenture.

Redemption For Tax Reasons.  The Company may, at its option, redeem the Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after November 3, 2010 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after November 3, 2010 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Securities not less than 30 days' nor more than 60 days' notice of this redemption, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to Article 11 of the Indenture can elect to (i) convert its Securities pursuant to Article 13 of the Indenture or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article 13 of the Indenture but wishes to elect to not have its Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the "Notice of Election") on the back of this Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, cease to accrue on such Securities or portions thereof.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to December 15, 2015, the Company will be required to make an offer to purchase for cash (the "Fundamental Change Purchase Offer") all outstanding Securities at a purchase price equal to the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to, but excluding, the purchase date (the "Fundamental Change Purchase Date").

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Securities in respect of which such offer is accepted by a Holder no later than 30 Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Security ("Fundamental Change Purchase Notice"), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this Security set forth in Section 13.1 thereof), the Holder hereof has the right, at its option, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple thereof, into, subject to Section 13.2 of the Indenture, Common Shares at the initial conversion rate of 83.5422 Common Shares per $1,000 Principal Amount of Securities (the "Conversion Rate") (equivalent to a Conversion Price of $11.97), subject to adjustment in certain events described in the Indenture.   Upon conversion of a Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of US$1,000 principal amount.

[INCLUDE IF SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this Security, including an exchange, transfer, repurchase or conversion of this Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for 60 days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Security is registrable in the Security Register, upon surrender of this Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1,000 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not this Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Security on the books of the Company.  The agent may substitute another to act for him.

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

CONVERSION NOTICE

If you want to convert this Security into cash and if applicable Common Shares of the Company, check the box: ☐

To convert only part of this Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

If you want the stock certificate and Securities (if any) to be delivered, made out in another person's name, fill in the form below:

(Print or type other person's name, address and zip code)

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: ☐

If you elect to have only part of this Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Securities.

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If certificated Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Security redeemed by the Company, check the box:  ☐

If you elect to have only part of this Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1,000):

$_________________________________

Date:	Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Section 2.4     Form Of Trustee's Certificate Of Authentication

This is one of the Securities referred to in the within-mentioned Indenture.

Dated:

THE BANK OF NEW YORK MELLON, as Trustee
By:
Authorized Signatory

Section 2.5     Legend On Securities

All Securities shall bear the applicable legends set forth on the face of the form of Security in Section 2.2; provided that the Canadian legend set forth in Section 2.2 (the "Canadian Legend") shall not be required on any Security that is issued after March 4, 2011.

ARTICLE 3
THE SECURITIES

Section 3.1     Title; Amount And Issue Of Securities; Principal And Interest.

The Securities shall be known and designated as the "4.50% Convertible Senior Notes due 2015" of the Company.  The aggregate Principal Amount of Securities that may be authenticated and delivered under this Indenture is initially limited to $36,235,000, except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 2.5, 3.3, 3.4, 3.6, 3.7, 3.8, 9.6, 11.5, 12.4 and 13.1, provided that Additional Securities with the same terms and with the same CUSIP numbers as the Securities issued on the date of this Indenture may be issued in an unlimited aggregate principal amount from time to time thereafter pursuant to Section 3.3; provided that such Additional Securities must be part of the same issue as the Securities issued on the date of this Indenture for U.S. federal income tax purposes.  The Principal Amount shall be payable on December 15, 2015, unless earlier converted, redeemed or purchased.

The Securities shall bear interest at a rate of 4.50% per year.  Interest on the Securities shall accrue from the Issue Date.  Interest shall be payable semiannually in arrears on June 15 and December 15, beginning June 15, 2011.  Interest on the Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a period (the "Deemed Interest Period") that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

The Principal Amount of Physical Securities shall be payable at the office or agency designated by the Company in the Borough of Manhattan, The City of New York initially the Corporate Trust Office at 101 Barclay Street, New York, New York 10286.  Interest (including Additional Amounts, if any) on Physical Securities shall be payable (i) to Holders having an aggregate Principal Amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate Principal Amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant record date, by wire transfer in immediately available funds to that Holder's account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Security Registrar to the contrary.

A Holder of any Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Amounts, if any), on such Security on the corresponding Interest Payment Date.  Holders of Securities after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Amounts, if any) payable on the corresponding interest payment date notwithstanding the conversion of such Securities at any time after the close of business on such Regular Record Date.  Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest (including Additional Amounts, if any) that the Holder is to receive on the Securities. Notwithstanding the foregoing, no such payment of interest (including Additional Amounts, if any) need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest (including Additional Amounts, if any) existing at the time of conversion of such Security.  Except where Securities surrendered for conversion must be accompanied by payment as described above, no interest or Additional Amounts on converted Securities will be payable by the Company on any interest payment date subsequent to the date of conversion and delivery of the cash and Common Shares, if applicable, pursuant to Article 13 hereunder, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company's obligation to pay the principal amount of the Securities and accrued and unpaid interest or Additional Amounts, if any, to, but not including, the related Conversion Date.

Principal of and interest (including Additional Amounts, if any) on Global Securities shall be payable in immediately available funds to the Depository.

The Securities shall not be superior in right of payment to, and shall rank pari passu with, all other unsecured and unsubordinated indebtedness of the Company.

Section 3.2     Denominations

The Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000 above that amount.

Section 3.3     Execution, Authentication, Delivery And Dating

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its Chief Operating Officer, its Chief Financial Officer, one of its Vice Presidents, its Secretary or one of its Assistant Secretaries.  The signature of any of these officers on the Securities may be manual or facsimile.

Securities bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Securities executed by the Company to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Securities.  The Company Order shall specify the amount of Securities to be authenticated, and shall further specify the amount of such Securities to be issued as a Global Security or as Physical Securities.  The Trustee in accordance with such Company Order shall authenticate and deliver such Securities as in this Indenture provided and not otherwise.

Each Security shall be dated the date of its authentication.

No Security shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered hereunder.

Section 3.4     Temporary Securities

Pending the preparation of definitive Securities, the Company may execute, and upon Company Order the Trustee shall authenticate and deliver, temporary Securities which are printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denomination, substantially of the tenor of the definitive Securities in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such Securities may determine, as evidenced by their execution of such Securities.

If temporary Securities are issued, the Company will cause definitive Securities to be prepared without unreasonable delay.  After the preparation of definitive Securities, the temporary Securities shall be exchangeable for definitive Securities upon surrender of the temporary Securities at any office or agency of the Company designated pursuant to Section 10.2, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Securities the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a like Principal Amount of definitive Securities of authorized denominations.  Until so exchanged the temporary Securities shall in all respects be entitled to the same benefits under this Indenture as definitive Securities.

Section 3.5     Paying Agent; Registrar

The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the "Security Registrar") and an office or agency where Securities may be presented to the Paying Agent for payment.  The Company shall cause each of the Registrar and the Paying Agent to maintain an office or agency in the Borough of Manhattan, The City of New York.  The Security Registrar shall keep a register of the Securities and of their transfer and exchange (the "Securities Register").  The Company may have one or more co-registrars and one or more additional paying agents.  The term "Paying Agent" includes any additional paying agent and the term "Securities Registrar" includes any co-registrar.

The Company initially appoints the Trustee as the Paying Agent and the Security Registrar.  The Company may, however, change the Paying Agent or Security Registrar without prior notice to the Holders, and the Company may act as the Paying Agent and Security Registrar.

Section 3.6     Registration Of Transfer And Exchange; Restrictions On Transfer

(a)
Upon surrender for registration of transfer of any Security at an office or agency of the Company designated pursuant to Section 10.2 for such purpose, the Company shall execute, and the Trustee shall authenticate and deliver, in the name of the designated transferee or transferees, one or more new Securities of any authorized denominations and of a like aggregate Principal Amount and tenor, each such Security bearing such restrictive legends as may be required by this Indenture (including Section 2.2 and Section 2.5).

At the option of the Holder and subject to the other provisions of this Section 3.6, Securities may be exchanged for other Securities of any authorized denominations and of a like aggregate Principal Amount and tenor, upon surrender of the Securities to be exchanged at such office or agency.  Whenever any Securities are so surrendered for exchange, the Company shall execute, and the Trustee shall authenticate and deliver, the Securities which the Holder making the exchange is entitled to receive.

All Securities issued upon any registration of transfer or exchange of Securities shall be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such registration of transfer or exchange.

Every Security presented or surrendered for registration of transfer or for exchange shall (if so required by the Company or the Trustee) be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed, by the Holder thereof or his attorney duly authorized in writing.

All Securities originally issued hereunder and all Securities issued upon registration of transfer or exchange or replacement thereof shall bear the Canadian Legend required by Section 2.2 and Section 2.5 until March 4, 2011.  Securities which are issued upon registration of transfer of, or in exchange for, Securities after March 4, 2011 shall not bear the Canadian Legend.

No service charge shall be made for any registration of transfer or exchange of Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Securities, other than exchanges pursuant to Section 3.4 and Section 9.6 not involving any transfer.

The Company shall not be required to exchange or register a transfer of any Security (i) that has been surrendered for conversion or (ii) as to which a Fundamental Change Purchase Notice has been delivered and not withdrawn, except, where such Fundamental Change Purchase Notice provides that such Security is to be purchased only in part, the Company shall be required to exchange or register a transfer of the portion thereof not to be purchased.

(b)
Beneficial ownership of every Security shall be subject to the restrictions on transfer provided in the Canadian Legend until March 4, 2011.  The Holder of each Security, by such Holder's acceptance thereof, agrees to be bound by such restrictions on transfer.

(c)
Neither the Trustee nor any of its agents shall (i) have any obligation to monitor compliance with or with respect to any federal or state or other securities or tax laws, (ii) have any duty to obtain documentation on any transfers or exchanges other than as specifically required hereunder or (iii) have any obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Security (including any transfers between or among DTC participants, members or beneficial owners in any Global Security) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

Section 3.7     Mutilated, Destroyed, Lost And Stolen Securities

If any mutilated Security is surrendered to the Trustee, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of like tenor and Principal Amount and bearing a number not contemporaneously outstanding.

If there shall be delivered to the Company and the Trustee (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Trustee that such Security has been acquired by a bona fide purchaser, the Company shall execute and the Trustee shall authenticate and deliver, in lieu of any such destroyed, lost or stolen Security, a new Security of like tenor and Principal Amount and bearing a number not contemporaneously outstanding.

In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.

Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.

Every new Security issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities duly issued hereunder.

The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.

Section 3.8     Persons Deemed Owners

Prior to due presentment of a Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name such Security is registered as the owner of such Security for the purpose of receiving payment of principal on such Security and for all other purposes whatsoever, whether or not such Security be overdue, and neither the Company, the Trustee nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

Section 3.9     Book-Entry Provisions For Global Securities

(a)
The Global Securities initially shall (i) be registered in the name of the Depositary or the nominee of such Depositary, (ii) be delivered to the Trustee as custodian for the Depositary and (iii) bear legends as set forth on the face of the form of Security in Section 2.2.

Members of, or participants in, the Depositary ("Agent Members") shall have no rights under this Indenture with respect to any Global Security held on their behalf by the Depositary, or the Trustee as its custodian, or under the Global Security, and the Depositary may be treated by the Company, the Trustee and any agent of the Company or the Trustee as the absolute owner of the Global Security for all purposes whatsoever.  Notwithstanding the foregoing, nothing herein shall prevent the Company, the Trustee or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices governing the exercise of the rights of any Holder.

(b)
Transfers of the Global Securities shall be limited to transfers in whole, but not in part, to the Depositary, its successors or their respective nominees.  Physical Securities shall be transferred to beneficial owners in exchange for their beneficial interests in the Global Securities only if (A) such Depositary has notified the Company (or the Company becomes aware) that the Depositary (i) is unwilling or unable to continue as Depositary for such Global Security or (ii) has ceased to be a clearing agency registered under the Exchange Act when the Depositary is required to be so registered to act as such Depositary and, in both such cases, no successor Depositary shall have been appointed within 90 days of such notification or of the Company becoming aware of such event, (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security and the Outstanding Securities shall have become due and payable pursuant to Section 5.2 and any Holder requests that Physical Securities be issued or (C) the Company has determined in its sole discretion that the Securities shall no longer be represented by Global Securities; provided that Holders of Physical Securities offered and sold in reliance on Rule 144A shall have the right, subject to applicable law, to request that such Securities be exchanged for interests in the applicable Global Security.  Any such transfer or exchange of interests of beneficial owners in a Global Security, in whole or in part, for Physical Securities shall be in accordance with the rules and procedures of the Depositary.

(c)
In connection with any transfer or exchange of a portion of the beneficial interest in the Global Security to beneficial owners pursuant to paragraph (b), the Security Registrar shall (if one or more Physical Securities are to be issued) reflect on its books and records the date and a decrease in the Principal Amount of the Global Security in an amount equal to the Principal Amount of the beneficial interest in the Global Security to be transferred, and the Company shall execute, and the Trustee shall authenticate and deliver, one or more Physical Securities of like tenor and amount.

(d)
In connection with the transfer of the entire Global Security to beneficial owners pursuant to paragraph (b), the Global Security shall be deemed to be surrendered to the Trustee for cancellation, and the Company shall execute, and the Trustee shall authenticate and deliver, to each beneficial owner identified by the Depositary in exchange for its beneficial interest in the Global Security, an equal aggregate Principal Amount of Physical Securities of authorized denominations and the same tenor.

(e)
The Holder of the Global Securities may grant proxies and otherwise authorize any Person, including Agent Members and Persons that may hold interests through Agent Members, to take any action which a Holder is entitled to take under this Indenture or the Securities.

None of the Trustee, the Paying Agent or the Security Registrar shall have any responsibility or obligation to any beneficial owner in a Global Security, an Agent Member or other Person with respect to the accuracy of the records of the Depositary or its nominee or of any Agent Member, with respect to any ownership interest in the Securities or with respect to the delivery to any Agent Member, beneficial owner or other Person (other than the Depositary) of any notice (including any notice of redemption) or the payment of any amount, under or with respect to such Securities.  All notices and communications to be given to the Securityholders and all payments to be made to Securityholders under the Securities and this Indenture shall be given or made only to or upon the order of the registered holders (which shall be the Depositary or its nominee in the case of the Global Security).  The rights of beneficial owners in the Global Security shall be exercised only through the Depositary subject to the applicable procedures.  The Trustee, the Paying Agent and the Security Registrar shall be entitled to rely and shall be fully protected in relying upon information furnished by the Depositary with respect to its members, participants and any beneficial owners.  The Trustee, the Paying Agent and the Security Registrar shall be entitled to deal with the Depositary, and any nominee thereof, that is the registered holder of any Global Security for all purposes of this Indenture relating to such Global Security (including the payment of principal, premium, if any, and interest and additional amounts, if any, and the giving of instructions or directions by or to the owner or holder of a beneficial ownership interest in such Global Security) as the sole holder of such Global Security and shall have no obligations to the beneficial owners thereof.  None of the Trustee, the Paying Agent or the Security Registrar shall have any responsibility or liability for any acts or omissions of the Depositary with respect to such Global Security, for the records of any such depositary, including records in respect of beneficial ownership interests in respect of any such Global Security, for any transactions between the Depositary and any Agent Member or between or among the Depositary, any such Agent Member and/or any holder or owner of a beneficial interest in such Global Security, or for any transfers of beneficial interests in any such Global Security.

Notwithstanding the foregoing, with respect to any Global Security, nothing herein shall prevent the Company, the Trustee, or any agent of the Company or the Trustee from giving effect to any written certification, proxy or other authorization furnished by any Depositary (or its nominee), as a Holder, with respect to such Global Security or shall impair, as between such Depositary and owners of beneficial interests in such Global Security, the operation of customary practices governing the exercise of the rights of such Depositary (or its nominee) as Holder of such Global Security.

Section 3.10    Cancellation

The Company at any time may deliver to the Trustee for cancellation any Securities previously authenticated and delivered hereunder which the Company may have acquired in any manner whatsoever, and may deliver to the Trustee for cancellation any Securities previously authenticated hereunder which the Company has not issued and sold.  The Trustee shall cancel and dispose of all Securities surrendered for registration of transfer, exchange, payment, purchase, redemption, conversion (pursuant to Article 13 hereof) or cancellation in accordance with its customary practices.  If the Company shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation.  The Company may not issue new Securities to replace Securities it has paid in full or delivered to the Trustee for cancellation.

Section 3.11    [Intentionally Omitted]

Section 3.12    Defaulted Interest

Any interest on any Security which is payable, but is not paid when the same becomes due and payable and such nonpayment continues for a period of 30 days, shall forthwith cease to be payable to the Holder on the Regular Record Date, and such defaulted interest and (to the extent lawful) interest on such defaulted interest at the rate set forth in Section 10.1 (such defaulted interest and interest thereon herein collectively called "Defaulted Interest") shall be paid by the Company, at its election in each case, as provided in clause (a) or (b) below:

(a)
The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on a Special Record Date for the payment of such Defaulted Interest, which shall be fixed in the following manner.  The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Security and the date (not less than 30 days after such notice) of the proposed payment (the "Special Interest Payment Date"), and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this clause provided.  Thereupon the Trustee shall fix a record date (the "Special Record Date") for the payment of such Defaulted Interest which shall be not more than 15 days and not less than 10 days prior to the Special Interest Payment Date and not less than 10 days after the receipt by the Trustee of the notice of the proposed payment.  The Trustee shall promptly notify the Company of such Special Record Date, and in the name and at the expense of the Company, shall cause notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor to be given in the manner provided for in Section 12.2, not less than 10 days prior to such Special Record Date. Notice of the proposed payment of such Defaulted Interest and the Special Record Date and Special Interest Payment Date therefor having been so given, such Defaulted Interest shall be paid on the Special Interest Payment Date to the Persons in whose names the Securities (or their respective predecessor Securities) are registered at the close of business on such Special Record Date and shall no longer be payable pursuant to the following clause (b).

(b)
The Company may make payment of any Defaulted Interest in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment pursuant to this clause, such manner of payment shall be deemed practicable by the Trustee.

Subject to the foregoing provisions of this Section 3.12, each Security delivered under this Indenture upon registration of, transfer of or in exchange for or in lieu of any other Security shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Security.

Section 3.13    CUSIP Numbers

The Company in issuing the Securities may use "CUSIP", "ISIN" or other similar numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP", "ISIN" or other similar numbers in notices as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Securities, and any such notice shall not be affected by any defect in or omission of such numbers.  The Company will promptly notify the Trustee of any change in the "CUSIP", "ISIN" or other similar numbers.

Section 3.14    Ranking

The indebtedness of the Company arising under or in connection with this Indenture and every outstanding Security issued under this Indenture from time to time constitutes and will constitute a senior unsecured general obligation of the Company, ranking equally with other existing and future unsecured senior and unsubordinated Indebtedness of the Company and ranking senior in right of payment to any future Indebtedness of the Company that is expressly made subordinate to the Securities by the terms of such Indebtedness.  For purposes of this Section 3.14 only, "Indebtedness" means, without duplication, the principal or face amount of (i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, (v) all obligations as lessee which are capitalized in accordance with generally accepted accounting principles, and (vi) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

Section 3.15    Sinking Fund

The Securities shall not have the benefit of a sinking fund.

ARTICLE 4
SATISFACTION AND DISCHARGE

Section 4.1     Satisfaction And Discharge Of Indenture.

This Indenture shall cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Securities herein expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when

(a)	either:

(i)
all Securities theretofore authenticated and delivered (other than (A) Securities which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.7 and (B) Securities for whose payment money has theretofore been deposited with the Trustee in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided in Section 10.3) have been delivered to the Trustee for cancellation; or

(ii)
all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable and the Company has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness evidenced by such Securities not theretofore delivered to the Trustee for cancellation;

(b)	the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

(c)
the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 6.7 and, if money shall have been deposited with the Trustee pursuant to subclause (ii) of clause (a) of this Section 4.1, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 10.3 shall survive such satisfaction and discharge.

Section 4.2     Application Of Trust Money

Subject to the provisions of the last paragraph of Section 10.3, all money deposited with the Trustee pursuant to Section 4.1 shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal and interest (including Additional Amounts, if any), for whose payment such money has been deposited with the Trustee.

ARTICLE 5
REMEDIES

Section 5.1     Events Of Default

"Event of Default", wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

(a)	default in the payment of the Principal Amount, Redemption Price or Fundamental Change Purchase Price on any Security when it becomes due and payable;

(b)	default in the payment of interest, or Additional Amounts, if any, upon any Security, when such amounts become due and payable, and continuance of such default for a period of 30 days;

(c)
default in the performance of any covenant, agreement or condition of the Company in this Indenture or the Securities (other than a default specified in Section 5.1(a) or (b), and continuance of such default for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate Principal Amount of the Outstanding Securities a written notice specifying such default and requiring it to be remedied and stating that such notice is a "Notice of Default" hereunder;

(d)
failure by the Company to convert Securities into Common Shares and/or for cash at the Company's election upon exercise of a Holder's conversion right and such failure continues for 5 Business Days or more;

(e)
default in the payment of any indebtedness (other than indebtedness that is non-recourse to the Company or its subsidiaries) for borrowed money by the Company or any of its Subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly or indirectly, by the Company) in an outstanding principal amount in excess of $10,000,000 when such amounts become due at final maturity or upon acceleration, and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within the period specified in such instrument;

(f)
the rendering of a final judgment or judgments (not subject to appeal and not covered by insurance) against the Company or any of its Subsidiaries in excess of $10,000,000 which remains unstayed, undischarged or unbonded for a period of 60 days;

(g)	failure by the Company to give notice of a Fundamental Change as set forth in Section 12.1(b).

(h)	failure by the Company to comply with its obligations under Article 8;

(i)
the entry by a court having jurisdiction in the premises of (i) a decree or order for relief in respect of the Company or any of its Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or (ii) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable U.S. or Canadian Federal, State or Provincial law or (iii) appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other appointment, decree or order unstayed and in effect for a period of 60 consecutive days; or

(j)
the commencement by the Company or any of its Subsidiaries of a voluntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable U.S. or Canadian Federal, State or Provincial bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors.

Section 5.2     Acceleration Of Maturity; Rescission And Annulment

(a)
If an Event of Default (other than those specified in Section 5.1(i) and Section 5.1(j) with respect to the Company) occurs and is continuing, then and in every such case the Trustee or the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities may declare the Principal Amount plus accrued and unpaid interest, including Additional Amounts, if any, on all the Outstanding Securities to be immediately due and payable, by a notice in writing to the Company (and to the Trustee if given by Holders), and upon any such declaration such Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, shall become immediately due and payable.

Notwithstanding the foregoing, in the case of an Event of Default specified in Section 5.1(i) and Section 5.1(j) with respect to the Company, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on all Outstanding Securities will ipso facto become due and payable without any declaration or other Act on the part of any Holder or the Trustee.

(b)
At any time after such a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article 5 provided, the Holders of a majority in aggregate Principal Amount of the Outstanding Securities, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(i)	the Company has paid or deposited with the Trustee a sum sufficient to pay

(A)
the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, Redemption Price or Fundamental Change Purchase Price, as applicable, on any Securities which have become due otherwise than by such declaration of acceleration, and interest on any such amounts that are overdue at the rate of 1.00% per annum from the required payment date, and

(B)
all sums paid or advanced by the Trustee hereunder and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 6.7; and

(ii)
all Events of Default, other than the non-payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on Securities which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.13.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

Section 5.3     Other Remedies

If an Event of Default occurs and is continuing, the Trustee may, but shall not be obligated to, pursue any available remedy to collect the payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, on the Securities or to enforce the performance of any provision of the Securities or this Indenture.  The Trustee may maintain a proceeding even if the Trustee does not possess any of the Securities or does not produce any of the Securities in the proceeding.  A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of, or acquiescence in, the Event of Default.  No remedy is exclusive of any other remedy.  All available remedies are cumulative.

Section 5.4     Collection Of Indebtedness And Suits For Enforcement By Trustee

The Company covenants that if:

(a)	default is made in the payment of any interest on any Security when such amounts become due and payable, and such default continues for a period of 30 days, or

(b)
default is made in the payment of the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, at the Stated Maturity thereof or in the payment of the Redemption Price or Fundamental Change Purchase Price in respect of any Security, the Company will, upon demand of the Trustee, pay to it, for the benefit of the Holders of such Securities, the whole amount then due and payable on such Securities, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name and as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, and may prosecute such proceedings to judgment or final decree, and may enforce the same against the Company or any obligor upon the Debentures and collect the monies adjudged of decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Debentures, wherever situated.

Section 5.5     Trustee May File Proofs Of Claim

In case of any judicial proceeding relative to the Company (or any other obligor upon the Securities), its property or its creditors, the Trustee shall be entitled and empowered, by intervention in such proceeding or otherwise, to take any and all actions authorized under the Trust Indenture Act in order to have claims of the Holders and the Trustee allowed in any such proceeding.  In particular, the Trustee shall be authorized to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel and any other amounts due the Trustee under Section 6.7.

No provision of this Indenture shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 5.6     Application Of Money Collected

Any money collected by the Trustee pursuant to this Article 5 or, after an Event of Default, any money or other property distributable in respect of the Company’s obligations under this Indenture shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money to Holders, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

FIRST:  To the payment of all amounts due the Trustee (including any predecessor trustee) under Section 6.7; and

SECOND:  To the payment of the amounts then due and unpaid on the Securities for the Principal Amount, Redemption Price, Fundamental Change Purchase Price or interest, including Additional Amounts, if any, as the case may be, in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities.

THIRD:  To the Company.

Section 5.7     Limitation On Suits

No Holder of any Security shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder (other than in the case of an Event of Default specified in Section 5.1(a) or Section 5.1(b)), unless:

(a)	such Holder has previously given written notice to the Trustee of a continuing Event of Default;

(b)
the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;

(c)	such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;

(d)	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

(e)	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in aggregate Principal Amount of the Outstanding Securities;

it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Section 5.8     Unconditional Right Of Holders To Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder to receive payment of the Principal Amount, Redemption Price, Fundamental Change Purchase Price or interest, including Additional Amounts, if any, in respect of the Securities held by such Holder, on or after the respective due dates expressed in the Securities or on or after any Redemption Date or Fundamental Change Purchase Date, as applicable, and to convert the Securities in accordance with Article 13 hereof, or to bring suit for the enforcement of any such payment on or after such respective dates or the right to convert, shall not be impaired or affected adversely without the consent of such Holder.  For purposes of clarification, prior to the occurrence of a Fundamental Change, the provisions relating to the right to receive payment upon a Fundamental Change Purchase Date may be modified in the manner set forth in Section 9.2.

Section 5.9     Restoration Of Rights And Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 5.10    Rights And Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in the last paragraph of Section 3.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

Section 5.11    Delay Or Omission Not Waiver

No delay or omission of the Trustee or of any Holder of any Security to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article 5 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

Section 5.12    Control By Holders

The Holders of a majority in Principal Amount of the Outstanding Securities shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that:

(a)	such direction shall not be in conflict with any rule of law or with this Indenture or may involve the Trustee in personal liability; and

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Prior to taking any action under this Indenture, the Trustee will be entitled to security or indemnification reasonably satisfactory to it against all losses and expenses caused by taking or not taking such action.

Section 5.13    Waiver Of Past Defaults

The Holders of not less than a majority in Principal Amount of the Outstanding Securities may on behalf of the Holders of all the Securities waive any past Default hereunder and its consequences, except a Default:

(a)	described in Section 5.1(a) or Section 5.1(b); or

(b)	in respect of a covenant or provision hereof which under Article 9 cannot be modified or amended without the consent of the Holder of each Outstanding Security affected.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 5.14    Undertaking For Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, in either case in respect of the Securities, a court may require any party litigant in such suit to file an undertaking to pay the costs of the suit, and the court may assess reasonable costs, including reasonable attorney's fees and expenses, against any party litigant in the suit having due regard to the merits and good faith of the claims or defenses made by the party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 10% in Principal Amount of the Outstanding Securities, or to any suit instituted by any Holder for the enforcement of the payment of the Principal Amount or accrued but unpaid interest, including Additional Amounts, if any, on any Security on or after the Stated Maturity of such Security or the Redemption Price or Fundamental Change Purchase Price.

Section 5.15    Waiver Of Stay Or Extension Laws

The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay, or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

ARTICLE 6
THE TRUSTEE

Section 6.1     Certain Duties And Responsibilities

(a)	The duties and responsibilities of the Trustee shall be as provided by the Trust Indenture Act and as set forth herein.

(b)
In case an Event of Default with respect to the Securities has occurred (which has not been cured or waived), the Trustee shall exercise the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person's own affairs.

(c)
No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.

(d)	Except during the continuance of an Event of Default,

(i)	the Trustee need perform only those duties as are specifically set forth in this Indenture and no duties, covenants or obligations of the Trustee shall be implied in this Indenture; and

(ii)
in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts, statements, opinions or conclusions stated therein).

(e)
Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

(f)	No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that

(i)	this Subsection (f) shall not be construed to limit the effect of Subsections (c) or (d) of this Section;

(ii)	the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts; and

(iii)
the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the Holders of a majority in principal amount of the Outstanding Securities of any series, determined as provided herein, relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such series.

(g)
Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section 6.1.

Section 6.2     Notice Of Defaults

The Trustee shall give the Holders notice of any Default hereunder within 90 days after the occurrence thereof or, if later, within 15 days after it is known to the Trustee, unless such Default shall have been cured or waived before the giving of such notice.  Except in the case of any Default in the payment of Principal Amount, interest, including Additional Amounts, if any, on any of the Securities or the Redemption Price, Fundamental Change Purchase Price, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders of Securities

Section 6.3     Certain Rights Of Trustee

Subject to the provisions of Section 6.1:

(a)
the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)
any request or direction of the Company mentioned herein shall be sufficiently evidenced by a Company Request or Company Order and any resolution of the Board of Directors of the Company may be sufficiently evidenced by a Board Resolution;

(c)
whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officers' Certificate;

(d)
the Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(e)
the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders pursuant to this Indenture, unless such Holders shall have offered to the Trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction;

(f)
the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit; and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company, personally or by agent or attorney at the sole cost of the Company and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

(g)
the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(h)
the Trustee shall not be charged with knowledge of any Default or Event of Default with respect to the Securities unless written notice of such Default or Event of Default shall have been given to the Trustee by the Company or any other obligor on such Securities or by any Holder of such Securities, and such notice references the Securities and this Indenture;

(i)
the Trustee shall not be liable for any action taken, suffered or omitted to be taken by it in good faith and reasonably believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture;

(j)
the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(k)
the Trustee may request that the Company deliver an Officers' Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers' Certificate may be signed by any person authorized to sign an Officers' Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

Section 6.4     Not Responsible For Recitals

The recitals contained herein and in the Securities, except the Trustee's certificates of authentication, shall be taken as the statements of the Company, and the Trustee or any authenticating agent assumes no responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Securities.  The Trustee shall not be accountable for the use or application by the Company of Securities or the proceeds thereof.  The Trustee shall not be responsible to make any calculation with respect to any matter under this Indenture.  The Trustee shall have no duty to monitor or investigate the Issuers’ compliance with or the breach of, or cause to be performed or observed, any representation, warranty or covenant made in this Indenture.

Section 6.5     May Hold Securities

The Trustee, any Paying Agent, any Security Registrar, any authenticating agent or any other agent of the Company, in its individual or any other capacity, may become the owner or pledgee of Securities and, subject to Section 6.8 and Section 6.13, may otherwise deal with the Company with the same rights it would have if it were not Trustee, Paying Agent, Security Registrar or such other agent.

Section 6.6     Money Held In Trust

Money held by the Trustee in trust hereunder need not be segregated from other funds except to the extent required by law.  The Trustee shall be under no liability for interest on any money received by it hereunder except as otherwise agreed in writing with the Company.

Section 6.7     Compensation And Reimbursement

The Company agrees:

(a)
to pay to the Trustee (which for purposes of this Section 6.7(a) shall include its officers, directors, employees and agents) from time to time such compensation for all services rendered by it hereunder as the Company and the Trustee shall from time to time agree in writing (which compensation shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust);

(b)
except as otherwise expressly provided herein, to reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any provision of this Indenture (including the reasonable compensation and the expenses and disbursements of its agents and counsel and of all Persons not regularly in its employ), except any such expense, disbursement or advance as may be attributable to its gross negligence or willful misconduct;

(c)
to indemnify each of the Trustee (including when acting as Conversion Agent) and any predecessor Trustee and their officers, agents, directors and employees for, and to hold them harmless against, any and all loss, liability, claim, damage or expense including taxes (other than taxes based upon, measured by or determined by the income of the Trustee) incurred without gross negligence or willful misconduct on its part, arising out of or in connection with the acceptance or administration of this trust, including the reasonable costs and expenses of defending itself against any claim (whether assessed by the Company, by any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, or in connection with enforcing the provisions of this Section; and

(d)
the Trustee shall notify the Company promptly of any claim asserted against it.  Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations under this Section 6.7.  The Company shall defend the claim and the Trustee shall cooperate in the defense.  The Trustee may at its option have separate counsel of its own choosing and the Company shall pay the reasonable fees and expenses of such counsel.  The Company need not pay for any settlement made without its written consent, which consent shall not be unreasonably withheld.

The obligations of the Company under this Section 6.7 shall survive the resignation or removal of the Trustee, the termination for any reason of this Indenture and the satisfaction and discharge of the Notes.  As security for the performance of the Company's obligations in this Section 6.7, the Trustee shall have a lien prior to the Securities on all money or property held or collected by the Trustee, except the money held in trust to pay principal of (and premium, if any) and interest on the Securities.  Such lien shall survive the resignation or removal of the Trustee and the satisfaction and discharge of this Indenture.  In addition to, but without prejudice to its other rights under this Indenture, when the Trustee incurs expenses or renders services after a Default or an Event of Default specified in Section 5.1 hereof occurs, the expenses and the compensation for the services (including, the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under United States Code, Title 11 or any other similar foreign, federal or state bankruptcy, insolvency or other similar law.

"Trustee" for purposes of this Section shall include any predecessor Trustee; provided, however, that the negligence, willful misconduct or bad faith of any Trustee hereunder shall not affect the rights of any other Trustee hereunder.

Section 6.8     Disqualification; Conflicting Interests

If the Trustee has or shall acquire a conflicting interest within the meaning of the Trust Indenture Act, the Trustee shall either eliminate such interest or resign, to the extent and in the manner provided by, and subject to the provisions of, the Trust Indenture Act and this Indenture.

Section 6.9     Corporate Trustee Required; Eligibility

There shall at all times be a Trustee hereunder which shall be a Person that is eligible pursuant to the Trust Indenture Act to act as such and has a combined capital and surplus of at least $50,000,000.  If such Person publishes reports of condition at least annually, pursuant to law or to the requirements of any supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such Person shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time the Trustee shall cease to be eligible in accordance with the provisions of this Section, it shall resign immediately in the manner and with the effect hereinafter specified in this Article 6.

Section 6.10    Resignation And Removal; Appointment Of Successor

(a)
No resignation or removal of the Trustee and no appointment of a successor Trustee pursuant to this Article 6 shall become effective until the acceptance of appointment by the successor Trustee under Section 6.11.

(b)
The Trustee may resign at any time by giving written notice thereof to the Company.  If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the giving of such notice of resignation, the resigning Trustee may petition any court of competent jurisdiction at the expense of the Trustee for the appointment of a successor Trustee.

(c)
The Trustee may be removed at any time by Act of the Holders of a majority in Principal Amount of the Outstanding Securities, delivered to the Trustee and to the Company.  If an instrument of acceptance by a successor Trustee shall not have been delivered to the Trustee within 30 days after the notice of removal, the Trustee being removed may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee with respect to the Securities.

(d)	If at any time:

(i)	the Trustee shall fail to comply with Section 6.8 after written request therefor by the Company or by any Holder who has been a bona fide Holder of a Security for at least six months, or

(ii)	the Trustee shall cease to be eligible under Section 6.9 and shall fail to resign after written request therefor by the Company or by any such Holder, or

(iii)	the Trustee shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or

(iv)
a receiver of the Trustee or of its property shall be appointed or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, (A) the Company by a Company Order may remove the Trustee, or (B) subject to Section 5.14, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of such Holder and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(e)
If the Trustee shall resign, be removed or become incapable of acting, or if a vacancy shall occur in the office of Trustee for any cause, the Company, by a Company Order, shall promptly appoint a successor Trustee.  If no successor Trustee shall have been so appointed by the Company and accepted appointment in the manner hereinafter provided within 30 days of such resignation, removal, incapability or vacancy, any Holder who has been a bona fide Holder of a Security for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(f)
The Company shall give notice of each resignation and each removal of the Trustee and each appointment of a successor Trustee to all Holders in the manner provided in Section 1.6.  Each notice shall include the name of the successor Trustee and the address of its Corporate Trust Office.

(g)
If a Trustee is removed with or without cause, all fees and expenses (including the reasonable fees and expenses of counsel) of the Trustee incurred in the administration of the trust or in the performance of the duties hereunder prior to such removal shall be paid to the Trustee.

At any time there shall be only one Trustee with respect to the Securities.

Section 6.11    Acceptance Of Appointment By Successor

Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the Company and to the retiring Trustee an instrument accepting such appointment, and thereupon the resignation or removal of the retiring Trustee shall become effective and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Trustee; but, on request of the Company or the successor Trustee, such retiring Trustee shall, upon payment of its charges, execute and deliver an instrument transferring to such successor Trustee all the rights, powers and trusts of the retiring Trustee and shall duly assign, transfer and deliver to such successor Trustee all property and money held by such retiring Trustee hereunder, subject to the lien provided for in Section 6.7.  Upon request of any such successor Trustee, the Company shall execute any and all instruments for more fully and certainly vesting in and confirming to such successor Trustee all such rights, powers and trusts.

No successor Trustee shall accept its appointment unless at the time of such acceptance such successor Trustee shall be qualified and eligible under this Article 6.

Section 6.12    Merger, Conversion, Consolidation Or Succession To Business

Any Person into which the Trustee may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided such Person shall be otherwise eligible under this Article 6, without the execution or filing of any paper or any further act on the part of any of the parties hereto.  In case any Securities shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Securities so authenticated with the same effect as if such successor Trustee had itself authenticated such Securities.

Section 6.13    Preferential Collection Of Claims Against

If and when the Trustee shall be or become a creditor of the Company (or any other obligor upon the Securities), the Trustee shall be subject to the provisions of the Trust Indenture Act regarding the collection of claims against the Company (or any such other obligor).

Section 6.14    Consequential Damages

In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

ARTICLE 7
REPORTS BY TRUSTEE

Section 7.1     Preservation Of Information; Communications To Holders

(a)
The Trustee shall preserve, in as current a form as is reasonably practicable, the names and addresses of Holders contained in the most recent list furnished to the Trustee as provided in Section 10.8 and the names and addresses of Holders received by the Trustee in its capacity as Security Registrar.  The Trustee may destroy any list furnished to it as provided in Section 10.8 upon receipt of a new list so furnished.

(b)
The rights of Holders to communicate with other Holders with respect to their rights under this Indenture or under the Securities, and the corresponding rights and duties of the Trustee, shall be as provided by the Trust Indenture Act.

(c)
Every Holder of Securities, by receiving and holding the same, agrees with the Company and the Trustee that neither the Company nor the Trustee nor any agent of either of them shall be held accountable by reason of any disclosure of information as to names and addresses of Holders made pursuant to the Trust Indenture Act.

Section 7.2     Reports By Trustee

(a)
The Trustee shall transmit to Holders such reports concerning the Trustee and its actions under this Indenture as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant thereto.  Reports so required to be transmitted at stated intervals of not more than 12 months shall be transmitted no later than June 15 in each calendar year, commencing on June 15, 2011.  Each such report shall be dated as of a date not more than 60 days prior to the date of transmission.

(b)
A copy of each such report shall, at the time of such transmission to Holders, be filed by the Trustee with each stock exchange upon which the Securities are listed, with the Commission and with the Company.  The Company shall notify the Trustee promptly (and in any event within 10 days) whenever the Securities become listed on any stock exchange or of any delisting thereof.

ARTICLE 8
CONSOLIDATION, MERGER, CONVEY, TRANSFER OR LEASE

Section 8.1     Company May Consolidate, Etc., Only On Certain Terms

The Company shall not, without consent of each Holder of Securities, amalgamate, consolidate or combine with or merge with or into any other Person or sell, transfer or lease all or substantially all of its properties and assets, substantially as an entirety to another Person, unless:

(a)
the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, limited liability company or trust organized and existing under the laws of the United States of America, any State thereof, the District of Columbia or the laws of Canada or any province or territory thereunder, and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, all the obligations of the Company under the Securities and this Indenture;

(b)	the transaction will not result in the Successor Company being required to make any deduction or withholding on account of Canadian Taxes from any payments in respect of the Securities;

(c)
immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

(d)
the Company or the Successor Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such amalgamation, consolidation, merger or transfer, and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the provisions of this Indenture, including this Article 8 and Article 9 and that all conditions precedent herein provided for relating to such transaction have been complied with.

Section 8.2     Successor Substituted

The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, but, in the case of a sale, transfer or lease of substantially all its assets that results in the sale, assignment, conveyance, transfer or other disposition or assets constituting or accounting for less than 95% of the Company's consolidated assets, revenue or net income (loss), the Company will not be released from the obligation to pay the principal of and interest on the Securities.

ARTICLE 9
SUPPLEMENTAL INDENTURES

Section 9.1     Supplemental Indentures Without Consent Of Holders

Without the consent of any Holder, the Company, when authorized by a Board Resolution, and the Trustee, at any time and from time to time, may amend, modify or supplement this Indenture or the Securities, in form satisfactory to the Trustee, for any of the following purposes:

(a)	to evidence the succession of another Person to the Company and the assumption by any such successor of the covenants of the Company herein and in the Securities; or

(b)	to add to the covenants of the Company for the benefit of the Holders, or to surrender any right or power herein conferred upon the Company; or

(c)	to provide for a successor Trustee with respect to the Securities; or

(d)	to add any additional Events of Default with respect to the Securities; or

(e)	to cure any ambiguity or defect, to correct or supplement any provision herein which may be inconsistent with any other provision herein; or

(f)
to make any other provisions with respect to matters or questions arising under this Indenture which shall not be inconsistent with the provisions of this Indenture, provided that such action pursuant to this clause (f) shall not adversely affect the interests of the Holders in any material respect; or

(g)	to secure the Securities; or

(h)
to reduce the Conversion Price; provided, however, that such reduction in the Conversion Price is in accordance with the terms of this Indenture or shall not adversely affect the interests of the Holders of Securities (after taking into account tax and other consequences of such reduction) in any material respect; or

(i)
to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the discharge of the Securities; provided, however that such change or modification does not adversely affect the interests of the Holders of the Securities in any material respect; or

(j)
to add or modify any other provisions herein with respect to matters or questions arising hereunder which the Company and the Trustee may deem necessary or desirable and which would not reasonably be expected to adversely affect the interests of the Holders of Securities in any material respect; or

(k)	to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities any property or assets; or

(l)	to comply with any requirements of the Commission in connection with the qualification of this Indenture under the Trust Indenture Act.

Section 9.2     Supplemental Indentures With Consent Of Holders

(a)
With the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities, by Act of said Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of modifying in any manner the rights of the Holders under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of the Holder of each Outstanding Security affected thereby:

(i)	extend the fixed Maturity of any Security; or

(ii)	reduce the Principal Amount of or reduce the interest rate on or extend the stated time for payment of interest, including Additional Amounts, if any, on any Security; or

(iii)	reduce the Redemption Price or Fundamental Change Purchase Price of any Security; or

(iv)
after the occurrence of a Fundamental Change, make any change that adversely affects the right of Holders of the Securities to require the Company to purchase such Securities in accordance with the terms thereof and this Indenture; or

(v)	make any change that impairs the right of Holders of Securities to convert any Security; or

(vi)	change the currency of any payment amount of any Security from U.S. Dollars or Common Shares as provided herein; or

(vii)	make any change that impairs the right of Holders to institute suit for payment of the Securities; or

(viii)
reduce the percentage in Principal Amount of the Outstanding Securities, the consent of whose Holders is required for any such supplemental indenture, or the consent of whose Holders is required for any waiver (of compliance with certain provisions of this Indenture or certain defaults hereunder and their consequences) provided for in this Indenture; or

(ix)	modify the obligation of the Company to maintain an agency in The City of New York as required under this Indenture; or

(x)	change the ranking of the notes in any manner that adversely affects the rights of Holders of Securities under this Indenture; or

(xi)
modify any of the provisions of this Section or Section 5.13, except to increase any such percentage or to provide that certain other provisions of this Indenture cannot be modified or waived without the consent of the Holder of each Outstanding Security affected thereby.

(b)
The Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities may, on behalf of the Holders of all of the Securities, waive any past default and its consequences under this Indenture, except a default (i) in the payment of the Principal Amount of or any interest, including Additional Amounts, if any, on or with respect to the Securities or (ii) in respect of a covenant or provision that cannot be modified without the consent of the Holder of each Security affected thereby as set forth in clause (a) above.

It shall not be necessary for any Act of Holders under this Section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such Act shall approve the substance thereof.

Section 9.3     Execution Of Supplemental Indentures

In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article 9 or the modifications thereby of the trusts created by this Indenture, the Trustee shall be provided with, and (subject to Section 6.1) shall be fully protected in relying upon, in addition to the documents required by Section 1.2, an Opinion of Counsel stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and such other conclusions as the Trustee may require.  Subject to the preceding sentence, the Trustee shall sign such supplemental indenture if the same does not affect the Trustee's own rights, duties or immunities under this Indenture or otherwise or subject it to undue risk.  The Trustee may, but shall not be obligated to, enter into any such supplemental indenture which affects the Trustee's own rights, duties or immunities under this Indenture or otherwise.

Section 9.4     Effect Of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder of Securities theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

Section 9.5     Conformity With Trust Indenture Act

Every supplemental indenture executed pursuant to this Article 9 shall conform to the requirements of the Trust Indenture Act.

Section 9.6     Reference In Securities To Supplemental Indentures

Securities authenticated and delivered after the execution of any supplemental indenture pursuant to this Article 9 shall bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company shall so determine, new Securities so modified as to conform, in the opinion of the Trustee and the Company, to any such supplemental indenture may be prepared and executed by the Company and authenticated and delivered by the Trustee in exchange for Outstanding Securities.

ARTICLE 10
COVENANTS

Section 10.1     Payments

The Company shall duly and punctually make all payments in respect of the Securities and this Indenture in accordance with the terms of the Securities and this Indenture.  The Company shall, to the fullest extent permitted by law, pay interest on overdue payments of Principal Amount, plus accrued but unpaid interest, including Additional Amounts, if any, Redemption Price and Fundamental Change Purchase Price at the rate of 1% per annum from the required payment date of such overdue payment.

Any payments made or due pursuant to this Indenture shall be considered paid on the applicable date due if by 10:00 a.m., New York City time, on such date the Paying Agent holds, in accordance with this Indenture, cash sufficient to pay all such amounts then due.  Payment of the principal of and interest, including Additional Amounts, if any, on the Securities shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

Section 10.2     Maintenance Of Office Or Agency

The Company shall maintain in the Borough of Manhattan, The City of New York, an office or agency where Securities may be presented or surrendered for payment, where Securities may be surrendered for registration of transfer, exchange, repurchase or conversion and where notices and demands pursuant to this Section 10.2 to or upon the Company in respect of the Securities and this Indenture may be served, which shall initially be the Corporate Trust Office of the Trustee.  The Company shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency.  If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations, surrenders, notices and demands.

The Company may also from time to time designate one or more other offices or agencies (in or outside the Borough of Manhattan, The City of New York) where the Securities may be presented or surrendered for any or all such purposes and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain an office or agency in the Borough of Manhattan, The City of New York, for such purposes.  The Company shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

Section 10.3     Money For Security Payments To Be Held In Trust

If the Company shall at any time act as its own Paying Agent, it shall, on or before each due date of any payment in respect of any of the Securities, segregate and hold in trust for the benefit of the Persons entitled thereto a sum sufficient to make the payment so becoming due until such sums shall be paid to such Persons or otherwise disposed of as herein provided and shall promptly notify the Trustee of its action or failure so to act.

Whenever the Company shall have one or more Paying Agents, it will, on or prior to each due date of any payment in respect of any Securities, deposit with a Paying Agent a sum sufficient to pay such amount, such sum to be held as provided by the Trust Indenture Act, and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

The Company shall cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will (i) comply with the provisions of the Trust Indenture Act applicable to it as a Paying Agent and (ii) during the continuance of any default by the Company (or any other obligor upon the Securities) in the making of any payment in respect of the Securities, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent as such.

The Company may at any time, for the purpose of obtaining the satisfaction and discharge of this Indenture or for any other purpose, pay, or by Company Order direct any Paying Agent to pay, to the Trustee all sums held in trust by the Company or such Paying Agent, such sums to be held by the Trustee upon the same trusts as those upon which such sums were held by the Company or such Paying Agent; and, upon such payment by any Paying Agent to the Trustee, such Paying Agent shall be released from all further liability with respect to such money.

Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the making of payments in respect of any Security and remaining unclaimed for two years after such payment has become due shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in a newspaper published in the English language, customarily published on each Business Day and of general circulation in The City of New York, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining shall be repaid to the Company.

Section 10.4     Statement By Officers As To Default

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company ending after the date hereof, an Officers' Certificate, stating whether or not to the knowledge of the signers thereof the Company is in Default in the performance and observance of any of the terms, provisions and conditions of this Indenture (without regard to any period of grace or requirement of notice provided hereunder) and, if the Company shall be in Default, specifying all such Defaults and the nature and status thereof of which they may have knowledge.

The Company shall deliver to the Trustee, as soon as possible and in any event within five days after the Company becomes aware of the occurrence of any Event of Default or an event which, with notice or the lapse of time or both, would constitute an Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default and the action which the Company proposes to take with respect thereto.

Section 10.5     Existence

 Subject to Article 13 hereof, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (charter and statutory) and franchises; provided, however, that the Company shall not be required to preserve any such right or franchise if the Board of Directors of the Company shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof is not disadvantageous in any material respect to the Holders.

Section 10.6     Resale Of Certain Securities

During the period beginning on the Issue Date and ending on the date that is 6 months from the Issue Date (one year if the Company ceases to be current in its reporting obligations with the SEC pursuant to the requirements of Rule 144) the Company shall not resell any Securities which constitute "restricted securities" under Rule 144 that have been reacquired by it.  The Trustee shall have no responsibility in respect of the Company's performance of its agreement in the preceding sentence.

Section 10.7     Book-Entry System

If the Securities cease to trade in the Depositary's book-entry settlement system, the Company covenants and agrees that it shall use reasonable efforts to make such other book entry arrangements that it determines are reasonable for the Securities.

Section 10.8     Company To Furnish Trustee Names And Addresses Of Holders

The Company will furnish or cause to be furnished to the Trustee:

(a)
semi-annually, not later than 15 days after each Regular Record Date, a list, in such form as the Trustee may reasonably require, of the names and addresses of the Holders as of such Regular Record Date; and

(b)
at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request, a list of similar form and content as of a date not more than 15 days prior to the time such list is furnished;

provided, however, that no such list need be furnished so long as the Trustee is acting as Security Registrar.

Section 10.9     Reports By Company And Delivery Of Certain Information

The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to such Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 15 days after the same is so required to be filed with the Commission.  In the event the Company is not subject to Section 13 or 15(d) of the Exchange Act, it shall file with the Trustee (i) all quarterly and annual financial information that is substantially equivalent to that which would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all reports that are substantially equivalent to that which would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports; provided that in each case the delivery of materials to the Trustee by electronic means shall be deemed to be "filed" with the Trustee for purposes of this Section 10.9.  Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).  In addition, whether or not required by the rules and regulations of the Commission, the Company shall file a copy of all such information with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to investors who request it in writing.  So long as any of the Securities remain Outstanding, the Company shall make available the information required by Rule 144A(d) under the Securities Act to any Holder or any beneficial owner of Securities or holder or beneficial owner of Common Shares, or to a prospective purchaser of any such security designated by any such holder, as the case may be, to the extent required to permit compliance by such Holder or holder with Rule 144A under the Securities Act in connection with the resale of any such security.

Section 10.10    Payment of Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Securities will be made free and clear of and without withholding or deduction for, or on account of, any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax, including without limitation any taxes imposed under Part XIII of the Tax Act ("Canadian Taxes"), unless the Company is required by law or the interpretation or administration thereof, to withhold or deduct any amounts for, or on account of, Canadian Taxes.  If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Securities, the Company will make such withholding or deduction and pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (including any withholding or deduction required to be made in respect of Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted and similar payment (the term "Additional Amounts" shall also include any such similar payments) will also be made by the Company to Holders (other than Excluded Holders) of Securities that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(a)	a payment made to a Holder or former Holder of Securities (an "Excluded Holder") in respect of the beneficial owner thereof:

(i)	with which the Company does not deal at arm's length (within the meaning of the Tax Act) at the time of making such payment;

(ii)
that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to Holders of Securities who are not residents of Canada, at least sixty (60) days prior to the effective date of any such imposition or change, the Company shall give written notice, in the manner provided in this Indenture, to the Trustee and the Holders of the Securities then outstanding of such imposition or change, as the case may be, and provide the Trustee and such Holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(iii)
that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Securities or the receipt of payments or exercise of any enforcement rights, thereunder; or

(b)	any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge ("Excluded Taxes").

The Company will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

The Company will furnish to the Trustee, within thirty (30) days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such Securities, certified copies of tax receipts evidencing such payment by the Company.

The Company will indemnify and hold harmless each Holder of any Securities (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such Holder for the amount of:

(i)	any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the Securities;

(ii)	any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(iii)	any Canadian Taxes levied or imposed and paid by the Holder with respect to any reimbursement under clause (i) or (ii) above, but excluding any Excluded Taxes.

Additional Amounts will be paid in cash semi-annually on the applicable June 15 or December 15, at Maturity, on any Redemption Date, on a Conversion Date or on any Fundamental Change Purchase Date.

Whenever in this Indenture there is mentioned, in any context, the payment of principal and interest or any other amount payable under or with respect to any Security, such mention shall be deemed to include mention of the payment of Additional Amounts provided for in this Section to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Anything in this Indenture to the contrary notwithstanding, the covenants and provisions of this Section 10.10 shall survive any termination or discharge of this Indenture, and the repayment of all or any of the Securities, and shall remain in full force and effect.

Section 10.11    Information For IRS Filings

The Company shall provide to the Trustee on a timely basis such information and documentation as the Trustee or the Holders may require with respect to the Internal Revenue Service and the Holders.

Section 10.12    Further Instruments And Acts

Upon reasonable request of the Trustee, or as otherwise necessary, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.

ARTICLE 11
REDEMPTION

Section 11.1     Redemption For Tax Reasons

The Company may, at its option, redeem the Securities, in whole but not in part, at a redemption price equal to 100% of the Principal Amount of the Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (the "Redemption Price"), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from November 3, 2010 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from November 3, 2010 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers' Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Holders of the Securities not less than 30 days' nor more than 60 days' notice, and will give the Trustee not less than 45 days’ nor more than 60 days’ notice, of this redemption pursuant to Section 11.2, except that (i) the Company will not give notice of redemption earlier than 60 days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 11.1 can elect to (i) convert its Securities pursuant to Article 13 or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date.  Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the Business Day immediately preceding the Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article 13 but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election upon Tax Redemption (the "Notice of Election") on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the Close of Business on a Business Day at least five Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the Close of Business on the Business Day prior to the Redemption Date.

Section 11.2     Notice Of Redemption

The notice of redemption shall identify the Securities to be redeemed and shall state:

(a)	the Redemption Date;

(b)	the Redemption Price;

(c)	the then current Conversion Rate for conversion of Securities;

(d)	the name and address of the Paying Agent and Conversion Agent;

(e)	that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the Business Day preceding the Redemption Date;

(f)	that Holders who want to convert their Securities must satisfy the requirements set forth in Article 13;

(g)	that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(h)
that, unless the Company defaults in making payment of such Redemption Price, any interest (including Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date;

(i)	the CUSIP number(s) of the Securities; and

(j)	any other information the Company wants to present.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense; provided, however, that the Company makes such request at least five Business Days (unless a shorter period shall be satisfactory to the Trustee) prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 11.2; provided, further, that the text of the notice of redemption shall be prepared by the Company.

Section 11.3     Effect Of Notice Of Redemption

Once notice of redemption is given, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price, except for Securities which are converted in accordance with the terms of this Indenture.  Upon surrender to the Paying Agent, such redeemed Securities shall be paid at the Redemption Price.

Section 11.4     Deposit Of Redemption Price

Prior to 10:00 a.m., New York City time, on the applicable Redemption Date, the Company shall deposit with the Paying Agent (or if the Company or a Subsidiary or an Affiliate of any of them is acting as the Paying Agent, shall segregate and hold in trust as provided in Section 10.3) an amount of cash (in immediately available funds if deposited on the Redemption Date) sufficient to pay the aggregate Redemption Price of all Securities or portions thereof which are to be redeemed as of such Redemption Date other than Securities or portions of Securities called for redemption which on or prior thereto have been delivered by the Company to the Trustee for cancellation or have been converted.

If the Paying Agent holds, in accordance with the terms hereof, at 10:00 a.m., New York City time, on the applicable Redemption Date, cash sufficient to pay the Redemption Price of any Securities for which notice of redemption has been given, then, on such Redemption Date, such Securities will cease to be outstanding and interest (including Additional Amounts, if any), on such Securities will cease to accrue, whether or not such Securities are delivered to the Paying Agent, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Redemption Price upon delivery of such Securities).

Section 11.5     Securities Redeemed In Part

Any Physical Security which is to be redeemed only in part shall be surrendered at the office of the Paying Agent and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to the unredeemed portion of the Security surrendered.

Section 11.6     Repayment To The Company

To the extent that the aggregate amount of cash deposited by the Company pursuant to Section 11.4 exceeds the aggregate Redemption Price of the Securities or portions thereof which the Company is redeeming as of the Redemption Date, then, promptly after the Redemption Date, the Paying Agent shall return any such excess to the Company.

Section 11.7     Other Repurchases

The Company may, from time to time, at its option (and nothing contained in this Indenture shall limit the Company's right to), repurchase the Securities in open market purchases or negotiated transactions, without any prior notice to any Holders, provided that in exercising its right under this Section 11.7, the Company complies with all applicable federal and state securities laws.

ARTICLE 12

OFFER TO PURCHASE UPON A FUNDAMENTAL CHANGE

Section 12.1     Offer to Purchase Upon A Fundamental Change

(i)
General.  In the event of a Fundamental Change with respect to the Company at any time prior to December 15, 2015, the Company will be required to make an offer to purchase for cash (a "Fundamental Change Purchase Offer") on the date (the "Fundamental Change Purchase Date") that is 30 business days after the Fundamental Change Purchase Offer, all outstanding Securities in integral multiples of $1,000 principal amount at a price equal to the Principal Amount of the Securities to be purchased plus accrued but unpaid interest, including Additional Amounts, if any (the "Fundamental Change Purchase Price"), up to but excluding the Fundamental Change Purchase Date, subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 12.1(c).

If such purchase date is after a Record Date but on or prior to an Interest Payment Date, however, then the interest payable on such date will be paid to the Holder of record of the Securities on the relevant Record Date.

Within 30 Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Securities at their addresses shown in the Security Register, and to beneficial owners of the Securities as may be required by applicable law, a notice (the "Fundamental Change Notice") of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof in accordance with Section 12.1(b).

A "Fundamental Change" shall be deemed to have occurred at the time after the Securities are originally issued that any of the following occurs:

(i)
a "person" or "group" within the meaning of Section 13(d) of the Exchange Act, other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or any such Subsidiary, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect ultimate "Beneficial Owner," as defined in Rule 13d-3 under the Exchange Act, of Common Equity of the Company representing more than 50% of the voting power of the Company's Common Equity;

(ii)
consummation of any share exchange, consolidation, amalgamation, merger, statutory arrangement or other combination pursuant to which the Common Shares will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company's wholly-owned Subsidiaries; provided, however, that a transaction where the holders of more than 50% of all classes of the Company's Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee immediately after such event shall not be a Fundamental Change;

(iii)	Continuing Directors cease to constitute at least a majority of the Company's Board of Directors; or

(iv)	the shareholders of the Company approve any plan or proposal for the liquidation or dissolution of the Company.

A Fundamental Change will not be deemed to have occurred, however, if at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of common shares or American Depositary Shares that are traded or listed on, or immediately after the transaction or event will be traded or listed on a U.S. national securities exchange or the Toronto Stock Exchange.

(b)
Notice of Fundamental Change.  Within 30 days after the occurrence of a Fundamental Change, the Company shall mail the Fundamental Change Notice by first-class mail to the Trustee and to each Holder (and to beneficial owners as required by applicable law).  The notice shall include a form of Fundamental Change purchase notice (the "Fundamental Change Purchase Notice") to be completed by the Holder and shall state:

(i)	the events causing a Fundamental Change and the date of such Fundamental Change;

(ii)	that a Fundamental Change Purchase Offer is being made pursuant to Article 12 and that all Securities validly tendered and not withdrawn will be purchased pursuant to the terms of such Article 12;

(iii)	the date by which the Fundamental Change Purchase Notice pursuant to this Section 12.1 must be delivered to the Paying Agent in order for a Holder to accept the Fundamental Change Purchase Offer;

(iv)	the Fundamental Change Purchase Date;

(v)	the Fundamental Change Purchase Price;

(vi)	the name and address of the Paying Agent and the Conversion Agent;

(vii)	the conversion rights, if any, of the Securities;

(viii)	the Conversion Rate applicable on the Fundamental Change Purchase Date;

(ix)
that Securities as to which a Fundamental Change Purchase Notice has been given may be converted pursuant to Article 13 hereof only if the Fundamental Change Purchase Notice has been withdrawn in accordance with the terms of this Indenture;

(x)	that Securities must be surrendered to the Paying Agent for cancellation to collect payment;

(xi)
that the Fundamental Change Purchase Price for any Security as to which a Fundamental Change Purchase Notice has been duly given and not withdrawn will be paid promptly following the later of the Fundamental Change Purchase Date and the time of surrender of such Security as described in (ix);

(xii)	the procedures the Holder must follow to exercise rights under this Section 12.1;

(xiii)	the procedures for withdrawing a Fundamental Change Purchase Notice; and

(xiv)	the CUSIP number of the Securities.

At the Company's request, the Trustee shall give such Fundamental Change Company Notice in the Company's name and at the Company's expense; provided, however, that, in all cases, the text of such Fundamental Change Company Notice shall be prepared by the Company.

(c)
Fundamental Change Purchase Notice.  To accept the Fundamental Change Purchase Offer, a Holder of Securities must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Notice and the Trustee, on or before the close of business on the third Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Notice, or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Purchase Offer, duly endorsed for transfer to the Company on the back of the Securities.

Such notice shall state, among other things (a) that if certificated Securities have been issued, the certificate numbers (or, if the Securities are not certificated, the notice must comply with the Depositary’s procedures); (b) the portion of the principal amount of Securities to be purchased, which must be in US$1,000 multiples; and (c) that the Securities are to be purchased by the Company pursuant to the applicable provisions of the Securities and the Indenture.

The delivery of such Security to the Paying Agent with, or at any time after delivery of, the Fundamental Change Purchase Notice (together with all necessary endorsements) at the offices of the Paying Agent shall be a condition to the receipt by the Holder of the Fundamental Change Purchase Price therefor; provided, however, that such purchase price shall be so paid pursuant to this Section 12.1 only if the Security so delivered to the Paying Agent shall conform in all respects to the description thereof set forth in the related Fundamental Change Purchase Notice.

The Company shall purchase from the Holder thereof, pursuant to this Section 12.1, a portion of a Security, so long as the Principal Amount of such portion is US$1,000 or an integral multiple thereof.  Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

Any purchase by the Company contemplated pursuant to the provisions of this Section 12.1 shall be consummated by the delivery of the Fundamental Change Purchase Price to be received by the Holder promptly following the later of the Purchase Date and the time of delivery of the Security; provided, however, that if the Fundamental Change Purchase Notice is delivered after a date which is two (2) Business Days prior to the Purchase Date, such payment may be made as promptly after such Purchase Date as is practicable.

Notwithstanding anything contained herein to the contrary, any Holder delivering to the Paying Agent the Fundamental Change Purchase Notice contemplated by this Section 12.1(c) shall have the right to withdraw such Fundamental Change Purchase Notice at any time prior to the close of business on the Purchase Date by delivery of a written notice of withdrawal to the Paying Agent in accordance with Section 12.2.

The Paying Agent shall promptly notify the Company of the receipt by it of any Fundamental Change Purchase Notice or written notice of withdrawal thereof.

Section 12.2     Effect Of Fundamental Change Purchase Notice

Upon receipt by the Paying Agent of the Fundamental Change Purchase Notice specified in Section 12.1(c), the Holder of the Security in respect of which such Fundamental Change Purchase Notice was given shall (unless such Fundamental Change Purchase Notice is withdrawn as specified in the following two paragraphs) thereafter be entitled to receive solely the Fundamental Change Purchase Price with respect to such Security.  Such purchase price shall be paid to such Holder, subject to receipt of funds and/or securities by the Paying Agent, promptly following the later of (x) the Purchase Date with respect to such Security (provided the conditions in Section 12.1(c) have been satisfied) and (y) the time of delivery of such Security to the Paying Agent by the Holder thereof in the manner required by Section 12.1(c).  Securities in respect of which a Fundamental Change Purchase Notice has been given by the Holder thereof may not be converted pursuant to Article 13 hereof on or after the date of the delivery of such Fundamental Change Purchase Notice unless such Fundamental Change Purchase Notice has first been validly withdrawn as specified in the following two paragraphs.

A Fundamental Change Purchase Notice may be withdrawn by means of a written notice of withdrawal delivered to the office of the Paying Agent in accordance with the procedures set forth in the Fundamental Change Company Notice at any time prior to the close of business on the Purchase Date specifying:

(i)	the Principal Amount of the Security with respect to which such notice of withdrawal is being submitted;

(ii)	the certificate number, if any, or the appropriate Depositary procedures, if applicable, of the Security in respect of which such notice of withdrawal is being submitted; and

(iii)	the Principal Amount, if any, of such Security which remains subject to the original Fundamental Change Purchase Notice and which has been or will be delivered for repurchase by the Company.

There shall be no purchase of any Securities pursuant to Section 12.1 if there has occurred (prior to, on or after, as the case may be, the giving, by the Holders of such Securities, of the required Fundamental Change Purchase Notice) and is continuing an Event of Default (other than an Event of Default that is cured by the payment of the Fundamental Change Purchase Price with respect to such Securities).  The Paying Agent will promptly return to the respective Holders any Securities (x) with respect to which a Fundamental Change Purchase Notice has been withdrawn in compliance with this Indenture, or (y) held by it during the continuance of an Event of Default if a Responsible Officer of the Paying Agent has knowledge of an Event of Default in respect of which the Paying Agent has received written notice (other than a default in the payment of the Fundamental Change Purchase Price with respect to such Securities) in which case, upon such return, the Fundamental Change Purchase Notice with respect thereto shall be deemed to have been withdrawn.

Section 12.3     Deposit Of Fundamental Change Purchase Price

Prior to 10:00 a.m. (New York City time) on the Business Day following the Fundamental Change Purchase Date, the Company shall deposit with the Trustee or with the Paying Agent (or if the Company or a Subsidiary or an Affiliate of any of them is acting as the Paying Agent, shall segregate and hold in trust as provided herein) an amount of cash (in immediately available funds if deposited on such Business Day) sufficient to pay the aggregate Fundamental Change Purchase Price of all the Securities or portions thereof which are to be purchased on such Fundamental Change Purchase Date.

If the Paying Agent holds, in accordance with the terms hereof, at 10:00 a.m. (New York City time) on the Business Day immediately following the applicable Fundamental Change Purchase Date, cash sufficient to pay the Fundamental Change Purchase Price of any Securities for which a Fundamental Change Purchase Notice has been tendered and not withdrawn pursuant to Section 12.2, then, immediately after such Fundamental Change Purchase Date, such Securities will cease to be outstanding, and the rights of the Holders in respect thereof shall terminate (other than the right to receive the Fundamental Change Purchase Price upon delivery of such Securities).

Section 12.4     Securities Purchased In Part

Any Security which is to be purchased only in part shall be surrendered at the office of the Paying Agent (with, if the Company or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or such Holder's attorney duly authorized in writing) and the Company shall execute and the Trustee shall authenticate and deliver to the Holder of such Security, without service charge, a new Security or Securities, of any authorized denomination as requested by such Holder in aggregate Principal Amount equal to, and in exchange for, the portion of the Principal Amount of the Security so surrendered which is not purchased.

Section 12.5	Covenant To Comply With Securities Laws Upon Repurchase Of Securities

In connection with any offer to repurchase Securities under Section 12.1 hereof (provided that such offer or repurchase constitutes an "issuer tender offer" for purposes of Rule 13e-4 (which term, as used herein, includes any successor provision thereto) under the Exchange Act at the time of such offer or purchase), and subject to any exemptions under applicable law, the Company shall (i) comply with Rule 13e-4 and Rule 14e-1 (or any successor provision) under the Exchange Act, (ii) file the related Schedule TO (or any successor schedule, form or report) under the Exchange Act, (iii) otherwise comply with all Federal and state securities laws so as to permit the rights and obligations under Section 12.2 to be exercised in the time and in the manner specified in Section 12.2 and (iv) comply with any Canadian laws which may then be applicable in the event of a fundamental change.

To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Article 12, the Company's compliance with such laws and regulations including the extension of the payment or notice periods contemplated by this Article, shall not in and of itself cause a breach of their obligations under this Article 13.

Section 12.6     Repayment To The Company

The Trustee and the Paying Agent shall return to the Company any cash that remain unclaimed, together with interest, if any, thereon, held by them for the payment of the Fundamental Change Purchase Price; provided, however, that to the extent that the aggregate amount of cash deposited by the Company pursuant to Section 12.3 exceeds the aggregate Fundamental Change Purchase Price of the Securities or portions thereof which the Company is obligated to purchase as of the Fundamental Change Purchase Date then the Trustee or the Paying Agent, as the case may be, shall return any such excess to the Company.

ARTICLE 13
CONVERSION

Section 13.1     Right To Convert

(a)
Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder's option, at any time following the Issue Date of the Securities hereunder through prior to the close of business on the business day immediately preceding the Stated Maturity to convert the Principal Amount of any such Securities, or any portion of such Principal Amount which is $1,000 or an integral multiple thereof at the Conversion Price then in effect.

(b)	Conversion Upon Specified Corporate Transactions

(i)
If the Company becomes a party to a consolidation, amalgamation, merger, binding share exchange, statutory arrangement, sale of all or substantially all of the Company's assets or other combination, in each case pursuant to which the Common Shares are converted into cash, securities, or other property, then at the effective time of the transaction, a Holder of Securities' right to convert the Securities into Common Shares will be changed into a right to convert such Securities into the kind and amount of cash, securities and other property which Holders of the Securities would have received if those Holders had converted such Securities immediately prior to the transaction (the "Reference Property").  If the transaction causes the Common Shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the Reference Property into which the Securities shall be convertible shall be deemed to be the weighted average of the types and amounts of consideration received by the Holders of the Common Shares that affirmatively make such an election.  The Company shall not become a party to any such transaction unless its terms are consistent with the foregoing.

(ii)
If Holders of Securities would otherwise be entitled to receive, upon conversion of the Securities, any property (including cash) or securities that would not constitute ''Prescribed Securities'' for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied to the 2007 taxation year (referred to herein as ''Ineligible Consideration''), such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or Prescribed Securities for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied to the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration. In general, Prescribed Securities would include Common Shares and other shares which are not redeemable by the Holder within five years of the date of issuance of the Securities.  The Company shall give notice to the Holders of Securities at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Securities will be convertible after the effective date of such transaction.  After such notice, the Company or the successor or acquirer, as the case may be, may not change the consideration to be delivered upon conversion of the Security except in accordance with any other provision of this Indenture.

(iii)
If the transaction also constitutes a Fundamental Change, the Company will be required, subject to certain conditions, to offer to purchase for cash all or a portion of a Holder's Securities in accordance with Article 12.

(c)
Notwithstanding the foregoing, a Security in respect of which a Holder has delivered a Fundamental Change Purchase Notice may be converted only if such Fundamental Change Repurchase Notice is withdrawn in accordance with Article 12 prior to the close of business on the Business Day immediately preceding the Fundamental Change Purchase Date.

(d)	Each stock certificate representing Common Shares issued upon conversion of the Securities on or before March 4, 2011 shall bear the legend in substantially the form of Exhibit B hereto.

Section 13.2     Conversion Procedure

(a)	Each Security shall be convertible at the office of the Conversion Agent.

(b)	In order to exercise the conversion privilege with respect to any Securities in certificated form, the Holder of any such Securities to be converted, in whole or in part, shall:

(i)	complete and manually sign the conversion notice provided on the back of the Security (the "Conversion Notice") or facsimile of the conversion notice and deliver such notice to a Conversion Agent;

(ii)	surrender the Security to the Conversion Agent;

(iii)	furnish appropriate endorsements and transfer documents, if required; and

(iv)	pay any transfer or similar tax, if required.

The date on which the Holder satisfies all of the requirements set forth in (i) through (iv) above is the "Conversion Date."  Such notice shall also state the name or names (with address or addresses) in which any certificate or certificates for Common Shares which shall be issuable on such conversion shall be issued.  All such Securities surrendered for conversion shall, unless the shares issuable on conversion are to be issued in the same name as the registration of such Securities, be duly endorsed by, or be accompanied by instruments of transfer in form satisfactory to the Company duly executed by, the Holder or his duly authorized attorney.

In order to exercise the conversion privilege with respect to any interest in Securities in global form, the Holder must complete the appropriate instruction form for conversion pursuant to the Depositary's book-entry conversion program, furnish appropriate endorsements and transfer documents if required by the Company or the Trustee or Conversion Agent, and pay the funds, if any, required by this Section 13.2 and any transfer taxes if required pursuant to Section 13.7.

(c)
As promptly as practicable after the later of (i) the Conversion Date (but in no event later than 5 Business Days after the Conversion Date) or (ii) the date all the calculations necessary to make such payment and delivery have been made (but in no event later than as specified in Section 13.3), subject to compliance with any restrictions on transfer if shares issuable on conversion are to be issued in a name other than that of the Holder (as if such transfer were a transfer of the Securities (or portion thereof) so converted), the Company shall issue and shall deliver to such Holder at the office of the Conversion Agent, a check or cash and a certificate or certificates for the number of full Common Shares issuable in accordance with the provisions of this Article 13, if applicable.  In case any Securities of a denomination greater than $1,000 shall be surrendered for partial conversion, the Company shall execute and the Trustee shall authenticate and deliver to the Holder of the Securities so surrendered, without charge to him, new Securities in authorized denominations in an aggregate Principal Amount equal to the unconverted portion of the surrendered Securities.

Each conversion shall be deemed to have been effected as to any such Securities (or portion thereof) on the date on which the requirements set forth above in this Section 13.2 have been satisfied as to such Securities (or portion thereof), and the person in whose name any certificate or certificates for Common Shares shall be issuable upon such conversion shall be deemed to have become on said date the Holder of record of the shares represented thereby; provided, however, that in case of any such surrender on any date when the stock transfer books of the Company shall be closed, the person or persons in whose name the certificate or certificates for such shares are to be issued shall be deemed to have become the record Holder thereof for all purposes on the next day on which such stock transfer books are open, but such conversion shall be at the Conversion Price in effect on the date upon which such Securities shall be surrendered.

(d)
Upon the conversion of an interest in Global Securities, the Trustee (or other Conversion Agent appointed by the Company) shall make a notation on such Global Securities as to the reduction in the Principal Amount represented thereby. The Company shall notify the Trustee in writing of any conversions of Securities effected through any Conversion Agent other than the Trustee.

Section 13.3     Company to deliver Common Shares, cash or combination of thereof

(a)
Upon conversion of a Security, the Company will have the option to deliver Common Shares, cash or a combination of cash and Common Shares for the Securities surrendered as set forth below.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder's Securities so long as the Securities converted are an integral multiple of US$1,000 principal amount.

The Company will have the option to deliver cash in lieu of some or all of the Common Shares to be delivered upon conversion of the Securities.  The Company will give notice of its election to deliver part or all of the conversion consideration in cash to the Holder converting the Securities within two Business Days of the Company's receipt of the Holder's notice of conversion.  The amount of cash to be delivered per Security will be equal to the number of Common Shares in respect of which the cash payment is being made multiplied by the average of the Daily VWAP prices of the Common Shares for the 10 trading days commencing one day after (a) the date of the Company's notice of election to deliver all or part of the conversion consideration in cash if it has not given a Redemption Notice or (b) the conversion date, in the case of conversion following notice of redemption specifying the Company's intention to deliver cash upon conversion.

If the Company elects to deliver cash in lieu of some or all of the Common Shares issuable upon conversion, it will make the payment, including delivery of the Common Shares, through the Conversion Agent, to Holders surrendering Securities no later than the fourteenth Business Day following the Conversion Date.  Otherwise, the Company will deliver the Common Shares, together with any cash payment for fractional shares, as described below, through the Conversion Agent no later than the fifth business day following the Conversion Date.

The Company may not deliver cash in lieu of any Common Shares issuable upon a Conversion Date (other than in lieu of fractional shares) if there has occurred and is continuing an Event of Default under the Indenture, other than an Event of Default that is cured by the payment of the conversion consideration.

If the Company calls Securities for redemption, a Holder of Securities may convert the Securities only until the close of business on the business day immediately preceding the Redemption Date unless the Company fails to pay the Redemption Price.  If a Holder of Securities has submitted the Securities for purchase upon a Fundamental Change, a Holder of Securities may convert the Securities only if that Holder withdraws the purchase election made by that Holder.

Upon conversion, a Holder will not receive any separate cash payment for accrued and unpaid interest and Additional Amounts, if any, unless such conversion occurs between a regular record date and the Interest Payment Date to which it relates.  The Company will not issue fractional Common Shares upon conversion of Securities.  Instead, the Company will pay cash in lieu of fractional shares based on the last reported sale price of the Common Shares on the trading day prior to the Conversion Date.

The Company's delivery to the Holder of Common Shares, cash, or a combination of cash and Common Shares, as applicable, together with any cash payment for any fractional share, into which a Security is convertible, will be deemed to satisfy the Company's obligation to pay

(i)	the principal amount of the Security; and

(ii)	accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Conversion Date.

As a result, accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Conversion Date will be deemed to be paid in full rather than cancelled, extinguished or forfeited.

(b)
Notwithstanding the preceding paragraph, if Securities are converted after 5:00 p.m., New York City time, on a regular Record Date for the payment of interest, Holders of such Securities at 5:00 p.m., New York City time, on such Record Date will receive the interest and Additional Amounts, if any, payable on such Securities on the corresponding Interest Payment Date notwithstanding the conversion.  Securities, upon surrender for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m.  New York City time, on the immediately following Interest Payment Date, must be accompanied by funds equal to the amount of interest and Additional Amounts, if any, payable on the Securities so converted; provided that no such payment need be made

•	if the Company has specified a Redemption Date that is after a Record Date and on or prior to the corresponding Interest Payment Date;

•	if the Company has specified a Fundamental Change Purchase Date that is after a Record Date and on or prior to the corresponding Interest Payment Date; or

•	to the extent of any overdue interest, if any overdue interest exists at the time of Conversion with respect to such Security.

If a Holder converts Securities, the Company will pay any documentary, stamp or similar issue or transfer tax due on the issue of any of its Common Shares upon the conversion, unless the tax is due because the Holder requests any shares to be issued in a name other than the Holder's name, in which case the Holder will pay that tax.

(c)
Upon conversion, Holders will not receive any separate cash payment for accrued and unpaid interest and Additional Amounts, if any, unless such conversion occurs between a Regular Record Date and the Interest Payment Date to which it relates.

(d)
The Company will not issue fractional Common Shares upon conversion of Securities.  If multiple Securities shall be surrendered for conversion at one time by the same Holder, the number of full shares which shall be issuable upon conversion shall be computed on the basis of the aggregate Principal Amount of the Securities (or specified portions thereof to the extent permitted hereby) so surrendered.  If any fractional share of stock would be issuable upon the conversion of any Securities, the Company shall make payment therefor in cash equal to the fraction of a common share otherwise issuable multiplied by the Current Market Price to the Holder of such Securities.

Section 13.4     Conversion Rate Adjustments

The Conversion Rate shall be adjusted from time to time by the Company as follows, except that the Company shall not make any adjustment if holders of Securities may participate, as a result of holding the Securities, in the transaction described without having to convert their Securities.

(a)
If the Company, at any time or from time to time while any of the Securities are outstanding, pays a dividend or make a distribution in Common Shares to all holders of its outstanding Common Shares, or if the Company subdivides or combines its Common Shares then the Conversion Rate will be adjusted based on the following formula:

where,

CR0 =       the Conversion Rate in effect immediately prior to such event

CR' =        the Conversion Rate in effect immediately after such event

OS0 =       the number of Common Shares outstanding immediately prior to such event

OS' =        the number of Common Shares outstanding immediately after such event

Such adjustment shall become effective immediately after the opening of business on the day following the Record Date for such dividend or distribution, or the date fixed for determination for such share split or share combination.  If any dividend or distribution of the type described in this Section 13.4(a) is declared but not so paid or made, the Conversion Rate shall again be adjusted to the Conversion Rate which would then be in effect if such dividend or distribution had not been declared.

(b)
If the Company, at any time or from time to time while any of the Securities are outstanding, issues to all or substantially all holders of its outstanding Common Shares certain rights or warrants to purchase Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) at a price per share (or having a conversion, exchange or exercise price per share) less than the Closing Sale Price of Common Shares on the Record Date for shareholders entitled to receive such rights and warrants, which rights or warrants are exercisable for not more than 60 days, the Conversion Rate shall be adjusted based on the following formula (provided that the Conversion Rate shall be readjusted to the extent that such rights or warrants are not exercised prior to their expiration):

where,

CR0 =       the Conversion Rate in effect immediately prior to such event

CR' =        the Conversion Rate in effect immediately after such event

OS0 =	the number of Common Shares outstanding on the close of business on the next Business Day following such Record Date

X =	the total number of Common Shares issuable pursuant to such rights

Y =
the number of Common Shares equal to the aggregate offering price that the total number of shares so offered would purchase at such Closing Sale Price of Common Shares on the Record Date of such issuance determined by multiplying such total number of shares so offered by the exercise price of such rights or warrants and dividing the product so obtained by such Closing Sale Price.

Such adjustment shall become effective immediately after the opening of business on the day following the date of announcement of such issuance.

To the extent that Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) are not delivered pursuant to such rights or warrants, upon the expiration or termination of such rights or warrants, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect had the adjustments made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of Common Shares (or securities convertible into or exchangeable or exercisable for Common Shares) actually delivered.  In the event that such rights or warrants are not so issued, the Conversion Rate shall again be adjusted to be the Conversion Rate which would then be in effect if the date fixed for the determination of stockholders entitled to receive such rights or warrants had not been fixed.  In determining whether any rights or warrants entitle the holders to subscribe for or purchase Common Shares at less than such Closing Sale Price, and in determining the aggregate offering price of such Common Shares, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration, if other than cash, to be determined in good faith by the Board of Directors of the Company.

For the purposes of this Section 13.4(b), rights or warrants distributed by the Company to all holders of its Common Shares entitling them to subscribe for or purchase shares of the Company's capital stock (either initially or under certain circumstances), which rights or warrants, until the occurrence of a specified event or events ("Trigger Event"): (1) are deemed to be transferred with such Common Shares; (2) are not exercisable; and (3) are also issued in respect of future issuances of Common Shares, shall be deemed not to have been distributed for purposes of this Section 13.4(b) (and no adjustment to the Conversion Price under this Section 13.4(b) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights and warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 13.4(b). If any such right or warrant, including any such existing rights or warrants distributed prior to the date of this Indenture, are subject to events, upon the occurrence of which such rights or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and record date with respect to new rights or warrants with such rights (and a termination or expiration of the existing rights or warrants without exercise by any of the holders thereof). In addition, in the event of any distribution (or deemed distribution) of rights or warrants, or any Trigger Event or other event (of the type described in the preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 13.4(b) was made, (1) in the case of any such rights or warrants which shall all have been redeemed or purchased without exercise by any Holders thereof, the Conversion Rate shall be readjusted upon such final redemption or repurchase to give effect to such distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder of Common Shares with respect to such rights or warrants (assuming such holder had retained such rights or warrants), made to all applicable holders of Common Shares as of the date of such redemption or repurchase, and (2) in the case of such rights or warrants which shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights and warrants had not been issued.

(c)
If the Company, at any time or from time to time while the Securities are outstanding, distributes to all or substantially all holders of its Common Shares, Common Shares of the Company, evidences of its indebtedness or assets, including securities, but excluding:

(i)	dividends or distributions referred to in Section 13.4(a);

(ii)	rights or warrants referred to in Section 13.4(b); and

(iii)	dividends or distributions referred to in Section 13.4(d);

then the Conversion Rate shall be adjusted based on the following formula:

where,

CR0 =	the Conversion Rate in effect immediately prior to such distribution

CR' =	the Conversion Rate in effect immediately after such distribution

SP0 =	the Current Market Price of Common Shares on the Record Date for such distribution

FMV =
the fair market value (as determined by the Board of Directors of the Company) of the Common Shares, evidences of indebtedness, assets or property distributed with respect to each outstanding Common Share on the Record Date for such distribution

Such adjustment shall become effective immediately prior to the opening of business on the day following the Record Date for such distribution.  If the Board of Directors of the Company determines the fair market value of any distribution for purposes of this Section 13.4(c) by reference to the actual or when issued trading market for any securities, it must in doing so consider the prices in such market over the same period used in computing the Current Market Price of the Common Shares.

To the extent that the Company has a rights plan in effect upon conversion of the Securities into Common Shares, a Holder shall receive, in addition to the Common Shares, the rights under the rights plan unless the rights have separated from the Common Shares at the time of conversion, in which case the Conversion Rate will be adjusted as if the Company distributed to all holders of Common Shares, Common Shares, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

With respect to an adjustment pursuant to this Section 13.4(c) where there has been a payment of a dividend or other distribution on the Common Shares or common shares of any class or series, or similar equity interest, of or relating to a Subsidiary or other business unit (a "Spin-Off"), the Conversion Rate in effect immediately before 5:00 p.m., New York City time, on the effective date fixed for determination of shareholders entitled to receive the distribution shall be increased based on the following formula:

where,

CR0 =          the Conversion Rate in effect immediately prior to such distribution

CR' =           the Conversion Rate in effect immediately after such distribution

FMV0 =
the average of the Closing Sale Prices of the Common Shares or similar equity interest distributed to holders of Common Shares applicable to one common share over the ten consecutive Trading-Day period commencing on and including the fifth Trading Day after the date on which Ex-Dividend Trading commences for such distribution on the NYSE Amex Equities or such other national or regional exchange or market on which the Securities are then listed or quoted

MP0 =
the average of the Closing Sale Prices of Common Shares over the ten consecutive Trading-Day period commencing on and including the fifth Trading Day after the date on which Ex-Dividend Trading commences for such distribution on the NYSE Amex Equities or such other national or regional exchange or market on which the Securities are then listed or quoted

The adjustment to the Conversion Rate under the preceding paragraph will occur on the fourteenth Trading Day after the date on which "Ex-Dividend Trading" commences for such distribution on the NYSE Amex Equities or such other national or regional exchange or market on which the Securities are then listed or quoted.

(d)	If any cash dividend or other distribution is made to all or substantially all holders of Common Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0 =     the Conversion Rate in effect on the Record Date for such distribution

CR' =      the Conversion Rate in effect immediately after the Record Date for such distribution

SP0 =	the Current Market Price of one of the Common Shares on the Record Date for such distribution

C =          the amount in cash per share the Company distributes to holders of Common Shares.

Such adjustment shall become effective immediately after 5:00 p.m., New York City time, on the Record Date for such dividend or distribution; provided that if such dividend or distribution is not paid or made, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(e)
If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for Common Shares to the extent that the cash and value of any other consideration included in the payment per Common Share exceeds the Current Market Price per Common Share on the Trading Day immediately preceding the date such tender offer or exchange offer is announced, the Conversion Rate shall be increased based on the following formula:

where,

CR0 =	the Conversion Rate in effect on the date such tender or exchange offer expires

CR' =	the Conversion Rate in effect on the day next succeeding the date such tender or exchange offer expires

AC =	the fair market value (as determined by the Board of Directors) of the aggregate consideration paid or payable for shares purchased in such tender or exchange offer

OS0 =	the number of Common Shares outstanding on the Trading Day immediately preceding the date such tender or exchange offer is announced

OS' =	the number of Common Shares outstanding less any shares purchased in the tender or exchange offer at the time such tender or exchange offer expires

SP' =	the Current Market Price of Common Shares on the Trading Day immediately preceding the date such tender or exchange offer is announced.

If the Company is obligated to repurchase shares pursuant to any such tender or exchange offer, but the Company is permanently prevented by applicable law from effecting any such purchases or all such purchases are rescinded, the Conversion Rate shall again be adjusted to be the Conversion Rate that would then be in effect if such tender or exchange had not been made.

(f)	For purposes of this Section 13.4, the following terms shall have the meaning indicated:

(i)
"Current Market Price" on any date means the average of the Closing Sale Prices per Common Share for the 10 consecutive Trading Days immediately preceding the day before the Record Date (or, if earlier, the Ex-Dividend Date) with respect to any distribution, issuance or other event requiring such computation.

(ii)	"fair market value" shall mean the amount which a willing buyer would pay a willing seller in an arm's length transaction.

(iii)
"Record Date" shall mean, with respect to any dividend, distribution or other transaction or event in which the Holders of Common Shares have the right to receive any cash, securities or other property or in which the Common Shares (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of stockholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors or by statute, contract or otherwise).

(g)
Subject to subsection (i) below, the Company may make such increases in the Conversion Rate, in addition to any adjustments required by Section 13.4(a), Section 13.4(b), Section 13.4(c), Section 13.4(d), Section 13.4(e) or Section 13.4(f), as the Board of Directors considers to be advisable to avoid or diminish any income tax to holders of Common Shares or rights to purchase Common Shares resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

7

(h)
To the extent permitted by applicable law and subject to subsection (i) below, the Company from time to time may increase the Conversion Rate by any amount for any period of time if the period is at least 20 days, the increase is irrevocable during the period and the Board of Directors shall have made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive.  Whenever the Conversion Rate is increased pursuant to the preceding sentence, the Company shall mail to Holders of record of the Securities a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(i)
Any increase in the Conversion Rate pursuant to subsections (g) and (h) above shall not, without the approval of the shareholders of the Company, as required by Rule 713 of the NYSE Amex Equities Stock Exchange Company Guide, result in the sale or issuance of 20% or more of the Common Shares, or 20% of more of the voting power, outstanding as of the date of this Indenture; unless such shareholder approval is not required pursuant to Section 110 of the NYSE Amex Stock Exchange Company Guide.

(j)
No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% in such rate; provided, however, that any adjustments which by reason of this Section 13.4(i) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  All calculations under this Article 13 shall be made by the Company and shall be made to the nearest cent or to the nearest one-hundredth of a share, as the case may be.  No adjustment need be made for rights to purchase Common Shares pursuant to a Company plan for reinvestment of dividends or interest.  To the extent the Securities become convertible into cash, assets, property or securities (other than Common Shares of the Company), no adjustment need be made thereafter as to the cash, assets, property or such securities. Interest will not accrue on the cash.

(k)
Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.  Unless and until a Responsible Officer of the Trustee shall have received such Officers' Certificate, the Trustee shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect.  Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder of Securities at such Holder's last address appearing on the list of Security holders provided for in Section 3.6, within 20 days after execution thereof.  Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

(l)
In any case in which this Section 13.4 provides that an adjustment shall become effective immediately after a Record Date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of any Securities converted after such Record Date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event over and above the Common Shares issuable upon such conversion before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of any fraction pursuant to Section 13.3.

(m)
For purposes of this Section 13.4, the number of Common Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Common Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Shares.

(n)
No adjustment to the Conversion Rate shall be made pursuant to this Section 13.4 if the Holders of the Securities may participate in the transaction that would otherwise give rise to an adjustment pursuant to this Section 13.4.

(o)
Whenever any provision of this Indenture requires a calculation of an average of Closing Sale Prices or Daily VWAP over a span of multiple days, the Company shall make appropriate adjustments (determined in good faith by the Board of Directors) to account for any adjustment to the Conversion Rate that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Ex-Dividend Date of the event occurs at any time during the period from which the average is to be calculated.

Section 13.5     Adjustments Upon Certain Fundamental Changes

(a)
If a Holder elects to convert Securities pursuant to Section 13.1 above in connection with a transaction described therein and the transaction also constitutes a Fundamental Change, the Conversion Rate for such Securities shall be increased by an additional number of Common Shares (the "Additional Shares") as described below. Any conversion occurring at a time when the Securities would be convertible in light of the expected or actual occurrence of a Fundamental Change will be deemed to have occurred in connection with such Fundamental Change notwithstanding the fact that a Security may then be convertible because another condition to conversion has been satisfied.

(b)
The number of Additional Shares will be determined by reference to the table attached as Schedule A hereto, based on the date on which the Fundamental Change occurs or becomes effective (the "Effective Date") and the price (the "Share Price") paid per Common Share in the Fundamental Change.  If the Fundamental Change is a transaction described in clause (ii) of the definition of Fundamental Change, and holders of Common Shares receive only cash in that Fundamental Change, the Share Price shall be the cash amount paid per share.  Otherwise, the Share Price shall be the average of the Closing Sale Prices of Common Shares over the five Trading-Day period ending on the Trading Day preceding the Effective Date of the Fundamental Change.

(c)
The Share Prices set forth in the first row of the table in Schedule A hereto shall be adjusted as of any date on which the Conversion Rate of the Securities is otherwise adjusted.  The adjusted Share Prices shall equal the Share Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the Conversion Rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the Conversion Rate as so adjusted. The number of Additional Shares will be adjusted in the same manner as the Conversion Rate as set forth in Section 13.4.

(d)	The table in Schedule A hereto sets forth the hypothetical Share Price and the number of additional shares to be received per $1,000 Principal Amount of Securities.

The exact Share Prices and Effective Dates may not be set forth in the table in Schedule A, in which case:

(i)
If the Share Price is between two Share Price amounts in the table or the Effective Date is between two Effective Dates in the table, the number of Additional Shares will be determined by a straight-line interpolation between the number of Additional Shares set forth for the higher and lower Share Price amounts and the two dates, as applicable, based on a 365-day year.

(ii)	If the Share Price is greater than $34.00 per share (subject to adjustment), no Additional Shares will be issued upon conversion.

(iii)	If the Share Price is less than $8.77 per share (subject to adjustment), no Additional Shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of Common Shares issuable upon conversion exceed 125.0000 Common Shares per $1,000 Principal Amount of Securities, subject to adjustments in the same manner as the Conversion Rate as set forth in Section 13.4.

Section 13.6     Effect Of Reclassification, Consolidation, Merger Or Sale

If any of the following events occur, namely:

(i)
any reclassification or change of Common Shares issuable upon conversion of the Securities (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination, or any other change for which an adjustment is provided in Section 13.4(c));

(ii)
any consolidation, merger or combination to which the Company is a party other than a merger in which the Company is the continuing corporation and which does not result in any reclassification of, or change (other than in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination) in outstanding Common Shares; or

(iii)
any sale or conveyance of all or substantially all of the properties and assets of the Company to any other person as a result of which holders of Common Shares shall be entitled to receive stock, securities or other property or assets (including cash) with respect to or in exchange for such Common Shares, then the Company or the successor or purchasing person, as the case may be, shall execute with the Trustee a supplemental indenture (which shall comply with the Trust Indenture Act as in force at the date of execution of such supplemental indenture) providing that such Securities shall be convertible into the kind and amount of Common Shares, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance by a holder of a number of Common Shares issuable upon conversion of such Securities (assuming, for such purposes, a sufficient number of authorized Common Shares available to convert all such Securities) immediately prior to such reclassification, change, consolidation, merger, combination, sale or conveyance.  Assuming such holder of Common Shares did not exercise his rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance (provided that, if the kind or amount of stock, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance is not the same for each share of Common Shares in respect of which such rights of election shall not have been exercised ("non-electing share"), then for the purposes of this Section 13.6, the kind and amount of stock, securities or other property or assets (including cash) receivable upon such reclassification, change, consolidation, merger, combination, sale or conveyance for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares).  Such supplemental indenture shall provide that if Holders of Securities would otherwise be entitled to receive, upon conversion of the Securities, any Ineligible Consideration, such Holders shall not be entitled to receive such Ineligible Consideration but the Company or the successor or acquirer, as the case may be, shall have the right (at the sole option of the Company or the successor or acquirer, as the case may be) to deliver either such Ineligible Consideration or Prescribed Securities for the purposes of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada), as it applied to the 2007 taxation year, with a market value equal to the market value of such Ineligible Consideration.  Such supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article 13.  If, in the case of any such reclassification, change, consolidation, merger, combination, sale or conveyance, the stock, securities or other property or assets (including cash) receivable thereupon by a holder of Common Shares includes shares of stock, securities or other property or assets (including cash) of a corporation other than the successor or purchasing corporation, as the case may be, in such reclassification, change, consolidation, merger, combination, sale or conveyance, then such supplemental indenture shall also be executed by such other corporation and shall contain such additional provisions to protect the interests of the Holders of the Securities as the Board of Directors shall reasonably consider necessary by reason of the foregoing.

The Company shall cause notice of the execution of such supplemental indenture to be mailed to each Holder, at the address of such Holder as it appears on the register of the Securities maintained by the Registrar, within 20 days after execution thereof.  Failure to deliver such notice shall not affect the legality or validity of such supplemental indenture.  The above provisions of this Section shall similarly apply to successive reclassifications, changes, consolidations, mergers, combinations, sales and conveyances.  If this Section 13.6 applies to any event or occurrence, Section 13.4 shall not apply.

Section 13.7     Taxes On Shares Issued

Any issue of stock certificates on conversions of Securities shall be made without charge to the converting Holder for any documentary, transfer, stamp or any similar tax in respect of the issue thereof, and the Company shall pay any and all documentary, stamp or similar issue or transfer taxes that may be payable in respect of the issue or delivery of Common Shares on conversion of Securities pursuant hereto.  The Company shall not, however, be required to pay any such tax which may be payable in respect of any transfer involved in the issue and delivery of stock in any name other than that of the Holder of any Securities converted, and the Company shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting the issue thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

Section 13.8	Reservation Of Shares; Shares To Be Fully Paid; Compliance With Governmental Requirements; Listing Of Common Shares.

The Company shall provide, free from preemptive rights, out of its authorized but unissued shares or shares held in treasury, sufficient Common Shares to provide for the conversion of the Securities from time to time as such Securities are presented for conversion (assuming that, at the time of the computation of such number of shares or securities, all such Securities would be held by a single Holder).

Before taking any action that would cause an adjustment increasing the Conversion Rate to an amount that would cause the Conversion Price to be reduced below the then par value, if any, of the Common Shares issuable upon conversion of the Securities, the Company will take all corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue Common Shares at such adjusted Conversion Price.

The Company covenants that all Common Shares that may be issued upon conversion of Securities shall be newly issued shares or treasury shares, shall be duly authorized, validly issued, fully paid and non-assessable and shall be free from preemptive rights and free from any lien or adverse claim.

The Company shall use its reasonable efforts to list or cause to have quoted any Common Shares to be issued upon conversion of Securities on each national securities exchange or over-the-counter or other domestic market on which the Common Shares are then listed or quoted.

Section 13.9     Responsibility Of Trustee

The Trustee and any other Conversion Agent shall not at any time be under any duty or responsibility to the Company or any Holder of Securities to determine the Conversion Rate or whether any facts exist which may require any adjustment of the Conversion Rate, or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed, or herein or in any supplemental indenture provided to be employed, in making the same.  The Trustee and any other Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares, or of any securities or property, which may at any time be issued or delivered upon the conversion of any Securities; and the Trustee and any other Conversion Agent make no representations with respect thereto.  Neither the Trustee nor any Conversion Agent shall be responsible for any failure of the Company to issue, transfer or deliver any Common Shares or stock certificates or other securities or property or cash upon the surrender of any Securities for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article 13.  Without limiting the generality of the foregoing, neither the Trustee nor any Conversion Agent shall be under any responsibility to determine the correctness of any provisions contained in any supplemental indenture entered into pursuant to Section 13.6 relating either to the kind or amount of shares of stock or securities or property (including cash) receivable by Holders upon the conversion of their Securities after any event referred to in such Section 13.6 or to any adjustment to be made with respect thereto, but, subject to the provisions of Section 6.1, may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers' Certificate (which the Company shall be obligated to file with the Trustee prior to the execution of any such supplemental indenture) with respect thereto.

Section 13.10    Notice To Holders Prior To Certain Actions

In case,

(a)	the Company shall declare a dividend (or any other distribution) on its Common Shares that would require an adjustment in the Conversion Rate pursuant to Section 13.4; or

(b)
the Company shall authorize the granting to the holders of all or substantially all of its Common Shares of rights or warrants to subscribe for or purchase any share of any class or any other rights or warrants; or

(c)
of any reclassification or reorganization of the Common Shares of the Company (other than a subdivision or combination of its outstanding Common Shares, or a change in par value, or from par value to no par value, or from no par value to par value), or of any consolidation or merger to which the Company is a party and for which approval of any stockholders of the Company is required, or of the sale or transfer of all or substantially all of the assets of the Company or any of its significant subsidiaries; or

(d)	of the voluntary or involuntary dissolution, liquidation or winding up of the Company or any of its significant subsidiaries;

then, in each case, the Company shall cause to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder of Securities at such Holder's address appearing on the list of Security holders provided for in Section 3.6 of this Indenture, as promptly as practicable but in any event at least 15 days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

Section 13.11    Company Determination Final

Any determination that the Company or its Board of Directors must make pursuant to this Article 13 shall be conclusive if made in good faith and in accordance with the provisions of this Article 13, absent manifest error, and set forth in a Board Resolution.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.

MINEFINDERS CORPORATION LTD.
By: /s/ Greg Smith
Name: Greg Smith
Title: Vice-President Finance and Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee
By: /s/ Lici Zhu
Name: Lici Zhu
Title: Senior Associate

SCHEDULE A

The following table sets forth the hypothetical Share Price and the number of Additional Shares to be received per $1,000 Principal Amount of Securities pursuant to Section 13.5  of this Indenture:

Share price (in US$)
Effective date		$8.77	$10.00	$12.00	$14.00	$16.00	$18.00	$20.00	$22.00	$24.00	$26.00	$28.00	$30.00	$32.00	$34.00
	30-Oct-10	30.4829	27.8290	19.2705	13.8658	10.2383	7.6839	5.8449	4.5214	3.5068	2.6897	2.1137	1.6179	1.2537	0.9410
	15-Dec-11	30.4829	26.6352	18.0369	12.7493	9.2383	6.8307	5.1315	3.8948	2.9548	2.2541	1.7416	1.3156	0.9970	0.7424
	15-Dec-12	30.4829	25.2047	16.5528	11.3301	7.9621	5.7595	4.2325	3.1449	2.3504	1.7563	1.3241	0.9970	0.7306	0.5269
	15-Dec-13	30.4829	23.2656	14.4564	9.3372	6.2464	4.3088	3.0404	2.1706	1.5669	1.1394	0.8296	0.5994	0.4212	0.2807
	15-Dec-14	30.4829	20.5661	11.1853	6.2641	3.6900	2.2758	1.4684	0.9825	0.6857	0.4775	0.3339	0.2268	0.1441	0.0790
	15-Dec-15	30.4829	16.4578	--	--	--	--	--	--	--	--	--	--	--	--

Schedule A-1

EXHIBIT A

Form of Certificate to Be Delivered
in Connection with Transfers
Pursuant to Regulation S

_______________, ____

The Bank of New York Mellon
101 Barclay Street
Floor 4E
New York, NY 10286
Attention:  Corporate Trust Division – Global Finance Americas Unit
Fax: (212) 815-5802 or (212) 815-5803

Re:	Minefinders Corporation Ltd. (the "Company") 4.50% Convertible Senior Notes due 2015 (the "Notes")

Ladies and Gentlemen:

In connection with our proposed sale of $ ____________ aggregate Principal Amount of the Notes, we confirm that such sale has been effected pursuant to and in accordance with Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"), and, accordingly, we represent that:

1.	the offer of the Notes was not made to a Person in the United States;

2.
either (a) at the time the buy offer was originated, the transferee was outside the United States or we and any Person acting on our behalf reasonably believed that the transferee was outside the United States, or (b) the transaction was executed in, on or through the facilities of a designated off-shore securities market and neither we nor any Person acting on our behalf knows that the transaction has been pre-arranged with a buyer in the United States;

3.	no directed selling efforts have been made in the United States in contravention of the requirements of Rule 903(a) or Rule 904(a) of Regulation S, as applicable (or applicable successor rules);

4.
the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act and the conditions of Rule 903(b) or 904(b) of Regulation S, as applicable (or applicable successor rules) have been satisfied; and

5.	we have advised the transferee of the transfer restrictions applicable to the Notes.

Exhibit A-1

You and the Company are entitled to rely upon this letter and are irrevocably authorized to produce this letter or a copy hereof to any interested party, in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.  Terms used in this certificate have the meanings set forth in Regulation S.

Very truly yours,

[Name of Transferor]
By: _______________________________
Authorized Signature

Exhibit A-2

EXHIBIT B

[CANADIAN LEGEND - INCLUDE IF SECURITY IS ISSUED BEFORE MARCH 4, 2011 - Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is four months and a day after the distribution date].]

[TSX LEGEND – INCLUDE IF SECURITY IS ISSUED BEFORE MARCH 4, 2011 - The securities represented by this certificate are listed on the Toronto Stock Exchange; however, the said securities cannot be traded through the facilities of the TSX since they are not freely transferable, and consequently any certificate representing such securities is not 'good delivery' in settlement of transactions on the TSX."]

Exhibit B-1

Certain Sections of this Indenture relating to
Sections 310 through 318 of the
Trust Indenture Act of 1939:

Trust Indenture Act Section			Indenture Section
§ 310	(a)(1)	……………………………………………..	6.9
	(a)(2)	……………………………………………..	6.9
	(a)(3)	……………………………………………..	Not Applicable
	(a)(4)	……………………………………………..	Not Applicable
	(b)	……………………………………………..	6.8
		……………………………………………..	6.10
§ 311	(a)	……………………………………………..	6.13
	(b)	……………………………………………..	6.13
§ 312	(a)	……………………………………………..	10.8
		……………………………………………..	7.1(a)
	(b)	……………………………………………..	7.1(b)
	(c)	……………………………………………..	7.1(c)
§ 313	(a)	……………………………………………..	7.2(a)
	(b)	……………………………………………..	7.2(a)
	(c)	……………………………………………..	7.2(a)
	(d)	……………………………………………..	7.2(b)
§ 314	(a)	……………………………………………..	10.9
	(b)	……………………………………………..	Not Applicable
	(c)(1)	……………………………………………..	1.2
	(c)(2)	……………………………………………..	1.2
	(c)(3)	……………………………………………..	Not Applicable
	(d)	……………………………………………..	Not Applicable
	(e)	……………………………………………..	1.2
§ 315	(a)	……………………………………………..	6.1
	(b)	……………………………………………..	6.2
	(c)	……………………………………………..	6.1
	(d)	……………………………………………..	6.1
	(e)	……………………………………………..	5.14
§ 316	(a)(1)(A)	……………………………………………..	5.12
	(a)(1)(B)	……………………………………………..	5.13
	(a)(2)	……………………………………………..	Not Applicable
	(b)	……………………………………………..	5.8
	(c)	……………………………………………..	1.4(c)
§ 317	(a)(1)	……………………………………………..	5.3
	(a)(2)	……………………………………………..	5.5
	(b)	……………………………………………..	10.3
§ 318	(a)	……………………………………………..	1.7
_________________

Note:  This reconciliation and tie shall not, for any purpose, be deemed to be a part of this Indenture.